	555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com

MICHAEL A. BROWN		EMAIL MBROWN@FENWICK.COM DIRECT DIAL +1 (415) 875-2432

October 20, 2023

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Michelle Miller Ms. Bonnie Baynes Ms. Lulu Cheng Ms. Sandra Hunter Berkheimer

Re:

Coinbase Global, Inc.

Form 10-K for the year ended December 31, 2022

Filed February 21, 2023 (the “Form 10-K”)

Form 10-Q for the period ended June 30, 2023

Filed August 3, 2023 (the “Form 10-Q”)

Form 8-K filed January 10, 2023

Form 8-K filed May 4, 2023

File No. 001-40289

Ladies and Gentlemen:

On behalf of Coinbase Global, Inc. (the “Company”), in this letter, we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 22, 2023 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. The Company has considered each of these disclosures carefully in light of the Staff’s comments and addressed them as set forth in the responses below. We note that a number of the disclosures addressed in the Staff’s comments were the subject of Staff review of, and comments to, the Company’s Registration Statement on Form S-1 (“Form S-1”) that the Commission declared effective on April 1, 2021 in connection with the Company’s direct public listing.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions of the response, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Form 10-K for the year ended December 31, 2022

General

1.	We note that you have recently entered into a new agreement with Circle Internet Financial. Please file that agreement as a material contract or explain why you are not required to do so.

The Company advises the Staff that, in August 2023, it entered into an updated arrangement (the “Circle Agreement”) with Circle Internet Financial, LLC (“Circle”).1 The Circle Agreement does not currently constitute a material contract of the Company within the meaning of Item 601(b)(10) of Regulation S-K and, accordingly, it is not required to be filed with the Commission. The Circle Agreement is, and the prior revenue sharing arrangements with Circle have historically been, part of the Company’s ordinary revenue generating activities and the Company is not, and has not been, substantially dependent on the Circle Agreement or its prior agreements with Circle. The Company and Circle initially formed a joint venture and entered into a revenue sharing arrangement in 2019. Revenue from those agreements has not historically been significant to the Company. For example, in the years ended December 31, 2022 and December 31, 2021, the Company generated approximately 7.7% and 0.1%, respectively, of its total revenue from its arrangement with Circle. While in the six months ended June 30, 2023, the Company’s revenue from its arrangement with Circle was more significant – the Company derived 23.7% of its total revenue from its arrangement with Circle during such period – the Company advises the Staff that the Company’s business is diverse, with numerous sources of revenue that evolve rapidly and that its revenue mix fluctuates significantly from quarter-to-quarter and year-to-year based on a variety of factors, including those listed in the Company’s periodic reports filed with the Commission, and therefore, the Company is not currently substantially dependent on the Circle Agreement. For example, in the same six months ended June 30, 2023, the Company derived 47% of its total revenue from transaction revenue, 23.4% of its total revenue from subscription and services revenue unrelated to its arrangement with Circle and 5.5% of its total revenue from other sources. The Company further notes that the Circle Agreement does not contain interest income or other economic terms that are materially different from its prior agreements with Circle

[1]

In connection with entering into the Circle Agreement, the Company and Circle and their respective affiliates entered into various other ancillary agreements, including an agreement providing for a minority equity investment by the Company into Circle and to terminate the Centre Consortium, which the Company and Circle previously established to manage the governance for USDC. These transactions will be described in the Notes to the Company’s condensed consolidated financial statements for the quarter ended September 30, 2023. While this response focuses solely on the Circle Agreement, which is the only agreement with Circle pursuant to which the Company is generating revenues, the ancillary agreements entered into in connection with the Circle Agreement are similarly not material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

and, as result, the Company does not anticipate that entering into the Circle Agreement will impact its previously provided financial outlook. The Company also notes that it does not have an exclusive relationship with Circle; there are many alternative stablecoin providers for which the Company can enter into similar arrangements with and the Company has a history of entering into partnership agreements with third parties relating to the Company’s revenue generating activities and intends to continue to do so going forward. Accordingly, the Company does not believe that it is currently substantially dependent on the Circle Agreement. The Company assesses the materiality of the various agreements to which it is a party on a regular basis, including to determine whether the Company is substantially dependent on any one party or agreement. To the extent the Company determines in the future that it is substantially dependent on the Circle Agreement such that the Circle Agreement should be filed under Item 601(b)(10) of Regulation S-K, the Company will file the Circle Agreement.

While the Circle Agreement is not a material contract within the meaning of Item 601(b)(10) of Regulation S-K, the Company notes that it has historically included a brief description of its revenue sharing arrangement with Circle in the Notes to its consolidated financial statements and that the Company intends to include a description of the Circle Agreement substantially similar to the following in the Notes to its condensed consolidated financial statements beginning with its Form 10-Q for the quarter ended September 30, 2023:

“On August 18, 2023, the Company entered into an updated arrangement with Circle Internet Financial, LLC.

Pursuant to this arrangement, the Company shares interest income earned pro rata based on the amount of USDC held on each respective party’s platform, and from the distribution and usage of USDC after certain expenses. Income derived by the Company from this arrangement is dependent on various factors including the balance of USDC on the Company’s platform, the total market capitalization of USDC, the investment policy of the issuer of USDC and the prevailing interest rate environment.”

Furthermore, beginning with its Form 10-Q for the quarter ended September 30, 2023, the Company will include a separate line item in its disaggregated revenue disclosure noting the revenue derivable from the Circle Agreement. Given such disclosures, as well as existing disclosures in the Company’s risk factors regarding the Company’s relationship with Circle, the Company believes that investors have all of the material information regarding the Circle Agreement.

Cover Page

2.	Please revise your filing to provide the address of your principal executive offices.

The Company advises the Staff that since May 2020 the Company has been, and continues to be, a remote-first company with no headquarters or principal executive offices. Furthermore, the Company’s executive team and Board of Directors (the “Board”) are distributed. Since May 2020, all Board meetings have been held virtually with the exception of one meeting in 2023, which was held at a location that was not in the Company’s offices. Substantially all of the Company’s executive team meetings are also held virtually, with meetings occasionally held in-person at locations that are either not in the Company’s offices or in various of the Company’s offices distributed around the world. The Company holds all of its stockholder meetings virtually. The Company’s employees are distributed across over 40 states and ten countries. Because it does not have a headquarters or principal executive offices, the Company currently includes a footnote on the cover page of its periodic and current reports filed with the Commission providing that stockholder communications be directed to an email address set forth in the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

proxy materials and/or identified on the Company’s investor relations website and, beginning with its Form 10-Q for the quarter ended September 30, 2023, the Company will update this footnote to further provide such email address, as well as the address of its agent for service of process in the state of Delaware, for purposes of receiving physical mailings from its stockholders and regulatory communications from the Commission.

Part I

Item 1. Business, page 7

3.

Please provide greater details regarding your users and describe the use of digital engagement practices in connection with your platform, including, as examples, only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation:

•	Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;

•	Clarify whether any of such practices encourage retail investors to invest in different products or change investment strategies;

•	Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement);

•	To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and

•	Describe in greater detail your data collection practices or those of your third-party service providers.

Please include a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices. In that regard, please consider the SEC’s request for information and public comment on matters related to the use of such practices made on August 27, 2021.

The Company directs the Staff to the “Glossary to the Cryptoeconomy” on pages 2-4 of the Form 10-K for the Company’s definitions of “consumers,” “developers” and “institutions,” which constitute Coinbase’s three customer groups. In response to the Staff’s comment, the Company will revise its definition of “consumers,” who represent the Company’s retail customers and the Company’s primary customers, in future filings with the Commission beginning with its Form 10-K for the year ending December 31, 2023 in substantially the form as follows (new text in blue, deletions in red): “Consumers: Individual ~~users~~retail user customers with an account on our platform. In order to create an account and avail themselves of the services on our platform, among other requirements, individuals must certify that they are at least eighteen (18) years of age, agree to our user agreement for consumers, satisfy the requirements of our robust KYC program, and have read our privacy policy.”

The Company advises the Staff that it uses the digital engagement practices described below in connection with its platform. These practices vary across jurisdictions as a result of applicable laws and

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

regulations. The Company further advises the Staff that its products and services are designed to enable consumers to participate in the cryptoeconomy by acquiring, storing and using crypto assets. In furtherance of the Company’s mission of increasing economic freedom in the world, it also offers educational materials and other features intended to educate the general public about the cryptoeconomy and to help consumers successfully manage their crypto assets. These educational offerings are based on the Company’s belief that financial education, including education about the cryptoeconomy, is an essential building-block in achieving global economic freedom. Such educational resources are offered both on the Company’s website and through in-app resources for its consumers.

The Company’s products, services and educational offerings incorporate a holistic, customer-centric set of digital engagement practices, including: recommendations, incentives, notifications, educational content and relevant news. The Company’s digital engagement practices are primarily designed to promote financial literacy and awareness and to provide consumers with the guidance and information they need to make better informed decisions about their crypto activity. However, some of the Company’s digital engagement practices may result in consumers trading in different products or adjusting their financial strategy.

Examples of the Company’s offerings that demonstrate how it uses insights into its consumers’ needs to promote better financial literacy and to provide guidance include, among others:

•

Educational Materials: Consistent with its mission, the Company provides financial education and guidance to its consumers and the general public intended to help individuals successfully manage their crypto. The Company maintains an online collection of how-to guides and tutorials, which are designed to provide readers with educational materials relating to the cryptoeconomy. These materials are available to the public for free and are regularly updated. The Company also publishes a newsletter on crypto developments, Coinbase Bytes. Certain consumers are eligible to participate in Learning Rewards, a video content-driven educational platform available on the Coinbase app and the Company’s website, through which they can earn small rewards, paid out in cryptocurrency, upon successful completion of a video and a short quiz on a range of topics relating to the cryptoeconomy. The Company believes that its consumers prefer and benefit from educational content delivered in-context, as they are using its app or website. In order to encourage participation in the cryptoeconomy, the Company has designed the user interface across both the Coinbase app and its website to ensure clear and conspicuous communications, with additional help and details generally located one hyperlink away. As consumers and the general public engage with this content, the Company also gains insights into how to optimize the information presented in future videos or articles so as to increase engagement with its products and services and provide more customized education to its customers. The more time consumers spend accessing the platform and its range of financial education resources, the more informed and the better equipped the Company believes they will be to achieve their crypto goals. The Company believes its efforts to reach consumers through clearly communicated educational content and guidance aligns its interests with theirs and helps create more value for its consumers.

•

In-App Engagement: The Coinbase app provides consumers with a single platform to acquire, store and use crypto. The Coinbase app includes features designed to enable consumers to start small and build their crypto asset holdings with confidence over time. The Company offers incentives to increase consumer awareness and knowledge around certain cryptocurrencies or transaction types. For example, it offers rewards to new consumers in connection with their completion of certain milestones, such as a consumer’s first trade or a USDC cashback amount based on trading volume executed during a promotion period. These offerings can have the effect of driving consumer engagement and therefore revenue.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

•

Targeted marketing: The Company’s marketing efforts include a range of digital engagement practices aimed at driving new and existing consumers to engage with its products and services. Examples include: paid digital and social media marketing campaigns, as well as email campaigns; search engine optimization; in-app banners; push and pop-up notifications; paid search; and affiliate marketing and sweepstakes.

As explained in its Global Privacy Policy, the Company collects personal data about consumers in connection with their use of its products and services. This includes basic account information, such as a consumer’s contact details, and other identifying information. For consumers that engage in transactions through the Coinbase platform, the Company collects the information necessary to comply with applicable know-your-customer and anti-money laundering laws and to facilitate those transactions. It also collects information about how consumers interact with its services in order to provide and improve those services, protect the platform’s security and integrity, communicate with consumers when needed, and comply with applicable legal requirements. The Company’s third-party service providers are required by the Company to have similar limitations in place with respect to their collection and use of consumer data.

By creating an accessible, informative and personalized cryptocurrency platform, the Company engages consumers and provides financial education and guidance that it believes benefits consumers. The Company’s digital engagement practices are designed to promote financial literacy and awareness and to provide consumers with guidance and information they need to make better informed decisions about their crypto holdings.

The Company will update the fifth paragraph of the risk factor titled “We are subject to an extensive, highly-evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition” beginning with its Form 10-Q for the quarter ended September 30, 2023 in substantially the form as follows (new text in blue, deletions in red):

“Because we have offered and will continue to offer a variety of innovative products and services to our customers, many of our offerings are subject to significant regulatory uncertainty and we from time to time face regulatory inquiries regarding our current and planned products. For instance, we are ~~a founding member of the Centre Consortium and~~ a reseller of USDC, a stablecoin redeemable on a one-to-one basis for U.S. dollars. The regulatory treatment of fiat-backed stablecoins is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world. The issuance and resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. Moreover, in October 2021, the President’s Working Group on Financial Markets, the Federal Deposit Insurance Corporation (“FDIC”), and the Office of the Comptroller of the Currency, issued a joint report that recommended legislation that would subject stablecoin issuers and wallet providers to increased federal oversight. There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules. Moreover, our products and services incorporate digital engagement, including recommendations, incentives, notifications, educational content and relevant news. Legislators and regulators in jurisdictions in which we operate have solicited comment from the public or proposed or adopted laws or regulations relating to the use of gamification, predictive analytics or other digital engagement features or practices in various products and services, including potential conflicts of interest

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

that may arise as a result of such practices. If such laws or regulations are adopted in jurisdictions in which we operate and deemed to apply to the products and services we offer, we could be required to change the way we market our offerings and interact with existing and prospective customers or modify certain features contained within our products and services, any of which could adversely impact our business, operating results and financial condition. Certain products and services offered by us that we believe are not subject to regulatory oversight, or are only subject to certain regulatory regimes, such as Coinbase Wallet, a standalone mobile application that allows customers to manage their own private keys and store their crypto assets directly on their mobile devices, may cause us to be deemed to be engaged in a form of regulated activity for which licensure is required or cause us to become subject to new and additional forms of regulatory oversight. We also offer various staking, rewards, and lending products, all of which are subject to significant regulatory uncertainty, and could implicate a variety of laws and regulations worldwide. For example, there is regulatory uncertainty regarding the status of our staking, lending, rewards, and other yield-generating activities under the U.S. federal and state securities laws. While we have implemented policies and procedures, including geofencing for certain products and services, designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations, including related interpretations, orders, determinations, directives, or guidance, we or they could be subject to a litany of civil, criminal, and administrative fines, penalties, orders and actions, including being required to suspend or terminate the offering of certain products and services. Moreover, to the extent our customers nevertheless access our platform, products or services outside of jurisdictions where we have obtained required governmental licenses and authorization, we could similarly be subject to a variety of civil, criminal, and administrative fines, penalties, orders and actions as a result of such activity.”

Our Business, page 7

4.

We note your disclosure that your customers are represented in over 100 countries, with the largest concentration in the United States of roughly 40%, followed by the UK/Europe of roughly 25%. We also note from your disclosure of revenue by geographic location on page 157, that revenues from customers domiciled in the United States has increased from approximately 75% in 2020 to 80% in 2021 to 84% in 2022. In order to provide investors with how your customer base is developing and driving your business results, please enhance your disclosure to present, for the periods presented, customers by type and country in a table format, disaggregating for 10% or more individually and disclose in a footnote the countries combined in “Other.” Provide us with your proposed disclosure.

In response to the Staff’s comment, the Company notes that the disclosure in the Form 10-K regarding geographic location by customers was based on its verified user metric which, beginning with the Company’s Form 10-Q for the quarter ended March 31, 2023, it no longer reports. As the Company noted in the Form 10-K, the verified user metric did not track users leading to revenue generation and, as a result, was not indicative of the Company’s overall performance, including with respect to the Company’s revenue and operating results. Accordingly, the Company determined to no longer report such metric. Similarly, the Company believes that providing customer information by geography is not useful information to investors and is potentially misleading as current and expected revenue may be immaterial in a geography even where there are a significant amount of verified users and, as a result, is not indicative of the Company’s overall performance, including with respect to the Company’s revenue and operating results. In the Company’s Notes to its consolidated financial statements, in accordance with the guidance in Accounting Standards Codification (“ASC”) 280-10-50-41(a), the Company already presents

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

disaggregated revenue for individual countries that accounted for more than 10% of total revenue, which the Company believes is more useful disclosure for investors because it is indicative of the geographies that drive the Company’s revenue. For more information, see Note 5. Revenue, of the Notes to the Company’s consolidated financial statements in the Form 10-K. Furthermore, the Company notes that this Note in the Form 10-K also presents revenue by customer type and beginning with its Form 10-Q for the quarter ended September 30, 2023, the Company will additionally include disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosing revenue derived from each of its customer types (i.e., consumer and institutional) as well as for geographies that exceed 10% of total revenue. For the foregoing reasons, in its Form 10-K for the year ending December 31, 2023, and consistent with the Company no longer reporting verified users, the Company intends to remove the disclosure regarding the concentration of customers by geography because it does not believe such information is useful to investors.

Coinbase Overview, page 7

5.	Please substantiate or revise your disclosure that your products and services are “safe” and “trusted.”

The Company advises the Staff that for similar reasons that were communicated by the Company in its letter to the Staff dated December 21, 2020 in response to the comments of the Staff contained in the Staff’s letter to the Company dated December 7, 2020, regarding the Company’s belief that it has a “trusted platform,” the Company continues to believe it has a reasonable basis to state that its products and services are “safe” and “trusted”.

The Company has conducted a number of studies over the years that have specifically asked its customers to comment on their perception of the Company’s trustworthiness. Most recently, in December 2022, the Company commissioned a third party to conduct a study of individuals who had, in the past year, traded cryptocurrency to (a) determine whether these individuals were aware of the Company as a cryptocurrency platform, and (b) evaluate whether the Company is the most trusted platform. Of those surveyed, 42.7% identified the Company as the most trusted cryptocurrency platform, which was three times more trustworthy than the next nearest platform offering cryptocurrency exchange services.

In addition, thousands of institutions, including some of the largest and most sophisticated institutions, use the Company’s platform to hold and transact in digital assets, many of whom the Company believes chose to hold and transact through the Company’s platform due to its implementation of security practices robust enough to meet the policies and requirements of traditional financing services firms, its strict adherence to regulatory compliance as one of the few entities the Company is aware of that holds a virtual currency license from the New York Department of Financial Services, its registration as a money services business with the U.S. Financial Crimes Enforcement Network, and its compliance with the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001. To meet regulatory requirements and ensure the security of its platform, the Company has dedicated nearly 20% of its full-time workforce to legal, compliance, finance, and security matters. Further, to ensure the safety of its customers’ assets, as noted in further detail in response to Comment 10 below, the Company secures substantially all of such assets in secure offline storage with institutional grade audits, digital key management (e.g., between June 2023 and September 2023, approximately 98% of customers’ assets were secured in secure offline storage), and physical security, and the Company maintains an insurance policy for assets stored outside of cold storage. The Company also allows customers the opportunity to implement 2-step verification for added security on their accounts and uses multi-party computation to safeguard crypto assets. In addition, the Company has implemented robust infrastructure to support its anti-money laundering and know-your-customer programs,

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

including the use of third-party trade surveillance software to monitor and detect problematic trading activities on its platform. Based on these facts, the Company believes that its statement that its products and services are “safe” and “trusted” is supported.

6.	Please provide support in a footnote to your BTC Price chart explaining where the data comes from or how it was derived.

The Company acknowledges the Staff’s comment and, to the extent it provides a similar chart in future filings with the Commission, will revise its disclosure to include a footnote substantially similar to the following:

“Historical BTC prices are primarily based on data obtained from our platform. Where such data is not available (e.g., during a platform outage), such data may sometimes be sourced from other third-party exchanges or data providers.”

Consumers

Coinbase App, page 8

7.	Please revise to disclose material terms of your staking program, including, but not limited to:

•	Which crypto assets are used for staking;

•	The size of staked crypto assets;

•	How staking rewards are calculated;

•	Whether staked crypto assets can be used or allocated, and if so how;

•	Whether you take custody of or hold staked crypto assets; and

•	Any risks associated with staking and the impact of those risks to investors.

In responding to this comment, please include a materially complete description of the program.

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure in its Form 10-K for the year ending December 31, 2023 to add disclosure substantially similar to the following regarding its staking program, as may be updated with respect to additional 2023 developments, including quantitative information with respect to 2023 (new text in blue):

“Beyond trading, one of the most popular transactions consumers often engage with is earning a yield on their crypto assets. We enable our customers to earn yield on their crypto assets in multiple ways, including via staking rewards, DeFi yield and other methods unique to certain crypto assets. Certain blockchain protocols, such as Ethereum, rely on staking, an alternative way to validate blockchain transactions. Network participants, in this case Coinbase, can designate a certain amount of their crypto assets on the network to validate transactions and get rewarded in kind from the network. Today, staking crypto assets is a technical challenge for most consumers. Staking independently requires a participant to run their own hardware, software, and maintain close to 100% up-time. We provide a true, on-chain proof-of-stake service, which reduces the complexities of staking and allows our consumers to maintain full

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

ownership of their crypto assets while earning staking rewards. In return, we earn a commission on all staking rewards received. Subject to jurisdiction, we currently support six staking assets through the Coinbase app: Cardano (ADA), Cosmos (ATOM), Polkadot (DOT), Ethereum (ETH), Solana (SOL), and Tezos (XTZ). As of December 31, 2022, approximately $3.5 billion worth of these assets were held on behalf of individual consumers staked through the Coinbase app. In addition to operating our own validator nodes to provide staking services, we utilize third-party service providers to operate validator nodes on our customers’ behalf.

Because staking rewards depend on the relevant protocol and network conditions, the estimated rewards rate for each asset made available for staking is displayed on our website and through the Coinbase app, and is calculated by periodically consulting onchain data to determine the total amount earned by our stakers. We only facilitate staking of a user’s crypto in response to a direct instruction from that user, and it remains the property of the user while staked, and a user’s staked crypto remains in our custody. According to certain protocol rules, staked crypto cannot be sold or transferred while it remains staked and we do not use or allocate users’ staked crypto for any other purpose.”

The Company further advises the Staff that it currently discloses the risks associated with staking and the impact of those risks to investors of the Company in the following risk factor on page 53 of the Form 10-K: “We may suffer losses due to staking, delegating, and other related services we provide to our customers.”

8.

We note that in addition to operating staking nodes, upon customers’ instructions, you may delegate your customers’ assets to third-party service providers. Please disclose the material terms of your agreements with the third-party service providers you reference and identify them. In addition, please separately disclose any revenue from users of your platform staking and delegating their crypto assets to your validator nodes, and, as applicable, to third-party validators.

The Company advises the Staff that while it may delegate its customers’ assets to third-party validator operators for staking, the Company’s revenue from staking by third-party validator operators has not historically been material. For the year ended December 31, 2022, revenue from these arrangements was $[*], less than [*]% of the Company’s retail staking revenue or less than [*]% of the Company’s total revenue. Furthermore, the Company works with a number of third-party validator operators and is not dependent on any specific provider to provide these services and, aside from the operators the Company is already working with, there are many other providers that provide such services. The Company notes that as of December 31, 2022 only one third-party validator operator - Attestant - had staked over 10% of the assets staked through the Company’s platform. Attestant had approximately [*]% of assets staked through the Company’s platform as of December 31, 2022. Accordingly, the Company does not believe that information with respect to these third-party validator operators, the agreements with these parties, or their identity is material to an investor in the Company. The Company will continue to evaluate its disclosure as it relates to the Company’s third-party validator operators in future filings with the Commission to the extent such arrangements become material.

9.	Please revise to include a comprehensive breakeven analysis for your validator operations that compares the cost to earn one crypto asset with the value of the crypto asset.

The Company advises the Staff that it does not manage its business to such a breakeven analysis and does not track such an analysis for its validator operations. The Company is unable to quantify such costs with precision; however, the Company advises the Staff that fees paid to third-party validator operators have been immaterial, incurring

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

approximately $2.4 million in fees paid to third-party validator operators in 2022. Therefore, the Company does not believe that providing a comprehensive breakeven analysis for the Company’s validator operations would be useful or material to investors. The Company will continue to evaluate its disclosure as it relates to the Company’s validator operations in future filings with the Commission to the extent such operations become material.

Coinbase Wallet, page 9

10.

We note that you offer both a custodial solution with the Coinbase application and self-custodied solution with Coinbase Wallet. We also note that your web3 wallet “shares the responsibility of knowing and storing the customer’s security key between the consumer and Coinbase,” while your Coinbase Wallet gives consumers sole control over their private keys and seed phrase. We further note your disclosures on pages 12, 47, 64 and 102 regarding your custodial practices, including that you hold customer custodial funds and cash and cash equivalents at certain third-party banks. Please revise to further describe your custodial practices for crypto assets, including the items below:

•	Discuss the risks and benefits associated with your web3 wallet versus the Coinbase Wallet;

•

Discuss what portion of the crypto assets are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to Coinbase’s own crypto asset holdings versus customers’;

•	Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;

•	Identify any custodians and discuss the material terms of any agreements you have with them;

•

Identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage;

•	Identify the person(s) that have the authority to release the proceeds from your wallets; and

•	Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure under the section “Item 1. Business—Our Business—Consumers—Web3 Wallet” beginning with its Form 10-K for the year ending December 31, 2023 to provide disclosure to note the key risks and benefits associated with the Company’s web3 wallet substantially similar to the following: “A benefit of the web3 wallet is that because the wallet is protected by two separate security keys (one held by the consumer and one by us), the consumer benefits from two-layered security and we are able to assist with wallet recovery in cases where a user loses their private key. However, despite those safeguards, the user can still become permanently locked out of the wallet and the user’s control of the wallet can still be compromised, such as if the user does not secure their account credentials.”

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The Company further advises the Staff that it will also revise the disclosure under the section “Item 1. Business—Our Business—Consumers—Coinbase Wallet” beginning with its Form 10-K for the year ending December 31, 2023 to provide disclosure to note the key risks and benefits associated with Coinbase Wallet substantially similar to the following: “A benefit of Coinbase Wallet is that consumers have sole control over their private keys and seed phrase, which are stored directly on their mobile devices and not with a centralized exchange. However, if a Coinbase Wallet user loses their key or seed phrase, then we are unable to assist in recovery.”

Additionally, the Company will add disclosure substantially similar to the following beginning with its Form 10-K for the year ending December 31, 2023 regarding its custodial practices:

“Our Custodial Practices

We offer consumer and institutional customers a variety of custodial solutions, and utilize both hot wallets and cold wallets. We actively manage wallet balances and generally seek to hold no more than 2% of custodied assets in hot wallets at any given time. Cold wallet private key materials are stored and secured at facilities within the United States and Europe. We store the substantial majority of our own crypto asset holdings utilizing the same storage solutions that we provide to our customers. In limited cases, we use storage solutions not offered to our customers to store immaterial amounts of crypto held for corporate purposes outside of our core custodial product offerings. Additionally, our Coinbase Asset Management offering utilizes both Coinbase and third parties as custodians.

As part of our risk mitigation efforts, wallet private keys are not stored in plaintext format in any location and the cryptographic consensus of multiple human operators is required to decrypt a private key for both hot and cold wallets. No single individual has control of Coinbase’s wallet private keys. To the extent a customer withdrawal requires movement of assets from a cold wallet, authority to release proceeds from such wallet resides with a geographically distributed team of professionals, all of whom are subject to background checks as part of the onboarding process.

We perform internal audits of the private key management process and reconciliations between Coinbase wallets and third-party blockchain data. Coinbase, Inc. and Coinbase Custody Trust Company, the two subsidiaries that custody the majority of crypto assets on platform, are also periodically examined by a variety of regulators, including NYDFS and various states in which such entities hold money transmission licenses. In the event of an insurable loss of assets for which we file a claim, we may be expected to allow our insurance providers to inspect custodied assets in the course of their investigation of such claim.

We do not use sub-custodians in connection with the storage of digital assets. In accordance with applicable state money transmitter laws, we hold customers’ cash at FDIC-insured depository institutions and in money market funds in accounts explicitly named to further demonstrate that we are holding the funds as custodian, not principal. We believe the terms of the relevant account agreements to be comparable to those offered to similar companies.”

Institutions

Coinbase Prime, page 9

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October 20, 2023

11.

We note your disclosure that you “may seek to provide advanced risk management services where Coinbase acts principally to facilitate transactions.” Please revise to describe the services that you refer to.

In response to the Staff’s comment, the Company advises the Staff that since its disclosure in the Form 10-K, the Company’s activity with respect to the provision of separate advanced risk management services to sophisticated institutional clients where the Company acts principally to facilitate client activities has been very limited. Moreover, revenue from these services has been immaterial to the Company’s total revenue. The Company will continue to evaluate its disclosure as it relates to the Company’s advanced risk management services in future filings with the Commission to the extent such services become material.

Trusted Crypto Platform, page 11

12.

We note your disclosure on page 8 that your consumers are represented in over 100 countries, and your statement in this section that you have “robust know-your-customer and anti-money laundering programs.” Please revise to disclose:

•	Whether all Coinbase products and services are available to all customers regardless of jurisdiction, or any limitations on offerings in certain jurisdictions;

•	More detailed description of your KYC and AML programs;

•	How Coinbase ensures compliance with laws and regulations in the various jurisdictions in which it operates or offers products and services;

•	Any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions; and

•	Any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

In response to the Staff’s comment, the Company advises the Staff that the Company will add disclosure substantially similar to the following beginning with its Form 10-K for the year ending December 31, 2023, as may be updated with respect to additional 2023 developments (new text in blue, deletions in red):

“Anti-money laundering and counter-terrorist financing

We are subject to various anti-money laundering and counter-terrorist financing laws, including the Bank Secrecy Act (the “BSA”) in the United States, and similar laws and regulations abroad. In the United States, as a money services business registered with the Financial Crimes Enforcement Network (“FinCEN”), the BSA requires us to among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the BSA requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar and, in some cases, more

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Division of Corporation Finance

October 20, 2023

stringent requirements related to anti-money laundering and counter-terrorist financing. ~~We have implemented a~~Our compliance program is designed to prevent ~~our platform from being used to facilitate~~and detect instances of money laundering, terrorist financing, and other illicit activity on our platform. It is also designed to prohibit use of Coinbase in countries, or ~~with~~by persons or entities, included on designated lists promulgated by the Office of Foreign Assets Control (“OFAC”), and equivalent foreign authorities. ~~Our compliance program~~It includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering, and terrorist financing. As part of our compliance program, we limit the use of our products and services to jurisdictions where we are legally able to offer our products and services, and customers can only use our products and services in the specific jurisdictions we have approved. We enforce such geographic restrictions though various onboarding and login controls to limit a customer from accessing products or services outside of their jurisdiction. Additionally, we have a robust know-your-customer (“KYC”) program, which is a central part of our anti-money laundering program. Our KYC program is governed by our global KYC policy that covers customer onboarding, and includes customer due diligence; calculation and assessment of customer risk rating; application of enhanced due diligence on high risk customers; and screening customers against sanctions lists. Following the customer onboarding process, we perform ongoing monitoring of customers and transaction activity to ensure that potentially suspicious activities, including possible sanctions violations, are appropriately detected, and when appropriate, reported. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

For a description of the risks we may face from (i) unauthorized or impermissible customer access to our products and services outside of jurisdictions where we have determined to make such products and services available or (ii) an assertion of jurisdiction over our operations or the crypto assets we offer by U.S. and foreign regulators and other government entities, see the following risk factors in the section titled “Risk Factors”: (i) “We are subject to an extensive, highly-evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition”; (ii) “As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to inquiries, investigations, and enforcement actions by U.S. and non-U.S. regulators and governmental authorities, including those related to sanctions, export control, and anti-money laundering”; and (iii) “A particular crypto asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 98

13.

Please enhance your Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide a more fulsome discussion of the underlying drivers, correlations between drivers and impact to trends and changes thereof, that impact your financial condition, results of operations and cash flows. For example, we note the following:

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Division of Corporation Finance

October 20, 2023

•	Consumer transactions were approximately 95% of net revenue in both 2022 and 2021 but only 20% of trading volume in 2022 compared 32% in 2021.

•

Institutional trading volume declined less than consumer trading despite the decrease in crypto asset volatility of 32% for the year ended December 31, 2022, and no significant change in the mix of trading volume or transaction revenue by crypto asset type.

•	Your discussion does not address how and if consumer and institutional products, as discussed on pages 8 thru 10 impact operating metrics and results.

•	Your discussion does not address how and if the more than 100 countries in which customers participate impact operating metrics and results.

•

You disclose that the decline in transaction revenue is attributable to declines in trading volume, crypto market capitalization, average crypto prices and volatility which appear to be correlated but do not discuss the reason and or cause for the related declines.

•

You disclose a number of factors that contribute to changes in crypto asset prices and crypto asset volatility, including, but not limited to, changes in the supply and demand for a particular crypto asset, crypto market sentiment, macroeconomic factors, utility of a particular crypto asset, and idiosyncratic events, but you do not address the impact to operating metrics and results.

•	Your quantitative disclosure of revenue is on a total combined basis whereas your key business metrics discussion is disaggregated between consumer and institutional.

•	Interest income increased from $26 million in 2021 to $327 million and 10% of total revenue in 2022 but your discussion does not address the impact to future (interest income) trends.

The Company acknowledges the Staff’s comment and advises the Staff that beginning with its Form 10-Q for the quarter ended September 30, 2023, it will enhance its Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide a more fulsome discussion of the underlying drivers, correlations between drivers and impact to trends and changes thereof, that impact the Company’s financial condition, results of operations and cash flows.

Results of Operations, Comparison of the years ended December 31, 2022 and 2021 Operating Expenses, page 108

14.

Please enhance your disclosures to further disaggregate transaction expense, technology and development, general and administrative and other operating expenses net to provide investors with a quantified understanding of significant underlying components of these line items that are material to your operations. Your current disclosures only provide an explanation of the year-over-year change and the nature of and drivers of current year activity are unclear. Further, enhance your disclosures to clarify the impact of material changes on future operating trends. Refer to Item 303(b)(2) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Provide us with your proposed disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that it has reviewed Item

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303(b)(2) of Regulation S-K and Section III.D of SEC Release No. 33-6835 and that beginning with its Form 10-Q for the quarter ended September 30, 2023, it will enhance its Management’s Discussion and Analysis of Financial Condition and Results of Operations to include tabular disclosure of its disaggregated operating expenses and a more fulsome narrative discussion of the nature and drivers of current year change in addition to discussion regarding year-over-year change. The Company further advises the Staff that its enhanced disclosures will address and clarify the impact of material changes on future operating trends.

Non-GAAP Financial Measure, page 111

15.

We note your non-GAAP measure of Adjusted EBITDA which you disclose you use to evaluate your ongoing operations and for internal planning and forecasting purposes, including that you believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. We also note that Adjusted EBITDA is calculated as net loss or income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, crypto asset impairment, net, impairment on investments, net, other impairment, non-recurring Direct Listing expenses, restructuring, change in unrealized foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other adjustments, net. Please address the following:

•

Please tell us how your adjustment for crypto asset impairment, net, in your non GAAP measure Adjusted EBITDA is a non-recurring charge as the volatility of your crypto assets appear to be triggering frequent impairment charges for these ASC 350 intangible assets. In your response, tell us your consideration of the following:

•

Your disclosure on page 69 (and page 123 of your 10-Q for the quarter ended June 30, 2023) that you may continue to record impairment charges on the crypto assets you hold due to the high volatility in crypto asset prices and the crypto economy.

•

Your disclosure of the recurrence of these impairment charges on page 162 as gross impairment charges of $757.3 million, $329.2 million and $8.4 million during the years ended December 31, 2022, 2021 and 2020 respectively, due to the observed market price of crypto assets decreasing below the carrying value during the respective periods.

•

The high likelihood that these crypto impairment charges will recur due to volatility in relation to Rule 100(b) of Regulation G, and Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

•

Also tell us how your non-GAAP adjustments to Adjusted EBITDA for crypto asset borrowing costs, impairment on investments, fair value gain or loss on derivatives, and other adjustments, net, are consistent with Questions 100.01 of the Non-GAAP Financial Measures C&DI and Item 10(e)(1)(i) of Regulation S-K, including how they are not indicative of your financial performance considering purchase of investments, including crypto, are recurring, and that you are the principal in the sale of crypto assets as an accommodation to customer transactions.

In response to the Staff’s comment, the Company advises the Staff that, with respect to the

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October 20, 2023

Company’s adjustment of crypto asset impairment, net in its Adjusted EBITDA non-GAAP financial measure, as discussed in the Company’s periodic filings, the Company’s crypto assets are accounted for as indefinite lived intangible assets under the provisions of ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). Pursuant to ASC 350, indefinite-lived intangible assets are initially recorded at their historical cost and subsequently tested for impairment at least annually, or more frequently if events or circumstances exist that indicate impairment has more likely than not occurred. Such events or circumstances include when the fair value of the asset declines below its recorded carrying value. Applied to crypto assets, the Company evaluates transactions where the same crypto asset is bought and sold by third parties on a market at a price below its current carrying value as recorded in the Company’s financial statements. Given the volatility of crypto assets, the Company continuously assesses its crypto asset holdings for impairment, writing each crypto asset’s carrying value down to the lowest reported price, since its acquisition, on the Coinbase exchange, or other approved pricing source, which serves as the Company’s principal market. Under ASC 350, as currently in effect, impairment charges, including intra-reporting period impairment charges, cannot be reversed once recorded under ASC 350. As a result, subsequent increases in the market price of crypto assets are not reflected in the asset’s reported carrying value on the Company’s balance sheet, nor are they reflected in the Company’s statement of operations. The Company believes that reflecting cumulative impairment charges on the Company’s financial statements without regard to current market value gains would result in an incomplete assessment of the Company’s crypto asset holdings and is less meaningful to management or investors in light of the crypto assets that the Company holds for investment and operating purposes.

As a result of this, since the Company’s direct public listing, the Company’s Adjusted EBITDA non-GAAP financial measure has excluded crypto asset impairment losses that have not been recovered or realized through subsequent disposals, to better enable a comparison of its performance across reporting periods and to also provide more meaningful information to investors, who may not consider crypto asset impairment, which is a non-cash charge, to be valuable information without equal consideration of subsequent increases in market value. The Company further advises the Staff that while crypto asset impairment, net, is a recurring charge, it represents a non-cash expense and therefore is appropriately excluded from the Company’s Adjusted EBITDA non-GAAP financial measure. Similarly, the Company excludes other non-cash charges from its Adjusted EBITDA non-GAAP financial measure, some of which have been excluded since the Company’s direct public listing, including crypto asset borrowing costs, which is similar in nature to interest expense but is denominated in crypto assets, impairment on investments, and fair value gain or loss on derivatives to provide investors supplemental information with respect to the Company’s liquidity in addition to its GAAP cash flow from operating activities. In the other adjustments, net line item the Company excludes other non-cash or non-recurring items that are not individually material. For example, within such line item, the Company currently excludes unrealized gains or losses on contingent consideration, a non-cash charge, as well as a write-off of receivables due to the FTX bankruptcy and a non-recurring accrual for value-added tax related to the Company’s Irish operations. In response to the Staff’s comment, the Company will revise its description of Adjusted EBITDA in future filings with the Commission beginning with its Form 10-Q for the quarter ended September 30, 2023 substantially similar to the following to more clearly specify that the aforementioned non-cash charges noted in this response to Comment 15 are recurring in nature or, where applicable, that such charges are non-recurring (new text in blue, deletions in red):

“In addition to our results determined in accordance with GAAP, we believe Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. ~~Among other non-cash and non-recurring items,~~There are a number of limitations related to Adjusted EBITDA rather than net income (loss), which is the nearest GAAP equivalent of Adjusted EBITDA. Some of these limitations are Adjusted EBITDA excludes:

•

stock-based compensation expense, which has ~~recently~~ been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	depreciation and intangible assets amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•

crypto asset impairment, net, a non-cash expense, which has been recurring, and may in the future recur, although the crypto assets impaired may be sold in the future at a price at or higher than the price the assets have been impaired to;

•	provision for (benefit from) income taxes;

•	the impact of restructuring, which is infrequent and not related to normal operations but impacted our results in 2022 and 2023;

•	the impact of crypto asset borrowing costs, a non-cash expense, which is similar in nature to interest expense on our crypto asset borrowings, which has been recurring, and may in the future recur;

•	the impact of fair value gain or loss on derivatives, a non-cash expense, which has been recurring, and may in the future recur;

•

impairment on investments, net, a non-cash expense, which has been recurring, and may in the future recur, although the impaired investments may be sold in the future at a price lower, at or higher than the price the assets have been impaired to; and

•

non-cash unrealized gains or losses on contingent consideration, a non-recurring write-off of receivables due to the FTX bankruptcy, and a non-recurring accrual for value-added tax related to our Irish operations, which we have consolidated into the line item “other adjustments” because they are not material individually.

In addition, other companies, including companies in our industry, may calculate ~~similarly titled non-GAAP measures~~Adjusted EBITDA differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our ~~non-GAAP financial measures~~disclosure of Adjusted EBITDA as ~~tools~~a tool for comparison. A reconciliation is provided below for ~~each non-GAAP financial measure to~~Adjusted EBITDA to net income (loss), the most directly comparable financial measure stated, in accordance with GAAP. Investors are encouraged to review the related GAAP financial

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October 20, 2023

~~measures~~measure and the reconciliation of ~~these non-GAAP financial measures to their most directly comparable GAAP financial measures~~Adjusted EBITDA to net income (loss), and not to rely on any single financial measure to evaluate our business.

We calculate Adjusted EBITDA as net loss or income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, crypto asset impairment, net, loss or gain on investments, net, other impairment, restructuring, gain on extinguishment of long-term debt, net, change in unrealized foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other adjustments, net.”

Liquidity and Capital Resources

Crypto Assets, page 113

16.

You disclose in the third footnote to the table of crypto assets disaggregated by cost and fair value on page 114 that your price exposure on Bitcoin and Ethereum held as investments was hedged with futures contracts in the fourth quarter of 2022. Please tell us how you accounted for the fair value changes in Bitcoin held with cost of $89.9 million and fair value of $85.8 million, whereas Ethereum held had cost of $43.7 million and fair value of $50.8 million at December 31, 2022. Also tell us if these are the Nano Bitcoin Futures and Nano Ethereum Futures on your Coinbase Derivatives Exchange, as disclosed on page 10, and how these crypto asset futures are accounted for in your Derivatives designated as hedges accounting policy on page 140.

The Company advises the Staff that fair value changes in the Bitcoin and Ethereum that were hedged with futures contracts were recognized in other operating expense, net, in the consolidated statements of operations. The Company further advises the Staff that the futures contracts were not the Nano Bitcoin Futures or Nano Ethereum Futures offered by Coinbase Derivatives Exchange and were futures sold on the Chicago Mercantile Exchange, a registered third-party exchange for trading futures and options. These crypto asset futures were accounted for as derivatives under ASC Topic 815, Derivatives and Hedging, and were designated as fair value hedges.

Cash Flows, page 117

17.

Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please provide us with a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 303(b)(1) of Regulation S-K and Sections 1.B. and IV.B. of Release No. 33-8350 and Release No. 33-10890 for guidance.

In order to further enhance the Company’s discussion of net cash provided by (used in) operating, investing and financing activities, the Company advises the Staff that it will provide additional disclosure in future filings with the Commission to ensure that it has provided quantitative and qualitative analysis of the material drivers of the change in cash flow between periods and impact to future trends. Below is an example of how the Company intends to further enhance the disclosure in future filings with the Commission beginning with its Form 10-Q for the quarter ended September 30, 2023, using the identified disclosure from the Form 10-K which compares fiscal year 2022 to fiscal year 2021 (new text in blue, deletions in red, moved text in green):

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Division of Corporation Finance

October 20, 2023

“Operating activities

Net cash used in operating activities was $1.6 billion for the year ended December 31, 2022. Our ~~net cash used in operating activities reflected a net loss of $2.6 billion, partially offset by non-cash adjustments of $2.1 billion, which was driven by stock-based compensation expense, crypto asset impairment expense, depreciation and amortization, impairment expense on ventures investments, non-cash lease expense, unrealized losses on foreign exchange, and other impairment expense. This was partially offset by deferred income taxes and realized gains on crypto assets driven by net crypto assets received from operating activities. In addition to these changes were changes in operating assets and liabilities of $1.0 billion.~~largest source of cash provided by operations are revenues generated from transaction fees, corporate and custodial cash interest income and custodial fees.

~~Net cash provided by operating activities was $4.0 billion for the year ended December 31, 2021. Our net cash provided by operating activities reflected net income of $3.6 billion and non-cash adjustments of $272.6 million, which was driven by benefits from deferred income taxes and realized gains on crypto assets driven by net crypto assets received from operating activities. This was partially offset by stock-based compensation expense, crypto asset impairment expense and depreciation and amortization expense. In addition to these changes were changes in operating assets and liabilities of $141.4 million~~

Our primary uses of cash from operating activities include payments for website hosting services, payments to employees for compensation, outsourced customer support costs, payments to tax authorities for income taxes, and other general corporate expenditures.

Net cash used in operating activities declined by $5.6 billion primarily due to decreases in revenue from the year ended December 31, 2021 to the year ended December 31, 2022 by $4.6 billion, increased outflows to purchase USDC of $770.7 million to increase our corporate balances at December 31, 2022, offset by decreases in overall working capital needs year-over-year due to our ongoing cost management efforts, net of increased receivables related to our revenue sharing arrangement with the issuer of USDC.

Investing activities

Net cash used in investing activities ~~of $663.8 million for the year ended December 31, 2022 was due to $430.8 million in net outflow for the purchase and sale of crypto assets, $186.2 million in net cash paid in the Unbound Security and FairXchange acquisitions, $63.0 million in investments of companies and technologies and $61.0 million in capitalized internal-use software development costs. This was partially offset by $120.2 million in net inflow for consumer loans repaid and originated.~~decreased by $460.9 million year-over-year due to:

~~Net cash used in investing activities of $1.1 billion for the year ended December 31, 2021 was due to $435.1 million in net outflow for the purchase and sale of crypto assets, $326.5 million in investments of companies and technologies, $211.7 million in net outflow for consumer loans originated and repaid, $70.9 million in net cash paid for acquisitions, $60.8 million related to an asset acquisition of technical talent and $22.1 million in capitalized internal-use software development costs.~~

•

a decrease in strategic equity investments. In 2021, our overall discretionary investing activity grew significantly as we saw rapid acceleration in the pace of innovation in our industry. This drove higher investment volume and spend as: (i) we saw growth in new company formation and invested broadly across the ecosystem through our venture investing program and (ii) we made select larger corporate investments in companies that provided us with exposure to new

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Division of Corporation Finance

October 20, 2023

or complementary areas of crypto (e.g., geographic regions where we did not operate). Our investing activity significantly declined year-over-year in 2022 as macroeconomic conditions shifted and led to tightening in the broader capital markets. We also significantly reduced corporate investing activity due to a refresh of our strategic priorities in light of market changes. While our investing activity declined in 2022 relative to 2021, with cash outflows of $326.5 million for the year ended December 31, 2021 compared to $63.0 million for the year ended December 31, 2022, we continued to invest at a higher rate than in 2020, both in terms of deal volume and spend, and continue to have an active venture investing program today;

•

a decrease in net loans originated and repaid as we have seen a decline in consumer demand for these loans due to increasing interest rates and declining crypto assets prices which are used for collateral against these loans thereby decreasing borrowing power;

•

a decrease in crypto asset purchases and disposals due to our investments in database and network infrastructure to support heightened trading volumes on our platform in order to reduce unanticipated system disruptions; and

•

offset by an increase in our capitalized software costs as we focused efforts on optimizing our platform through investments in database and network infrastructure launching new products, adding payment rails and expanding internationally.

Financing activities

Net cash used in financing activities of $5.8 billion for the year ended December 31, 2022 ~~was due to changes in customer custodial cash liabilities of $5.6 billion, $351.9 million of taxes paid related to net share settlements of equity awards~~, and an overall $~~191.1 million in repayments of short-term borrowings. This was partially offset by $191.0 million of proceeds received from the issuance of short-term borrowings, net of issuance costs, $51.5 million of proceeds from the issuance of common stock from stock option exercises, net of repurchases, and $20.8 million of proceeds received under our employee stock purchase plan.~~

~~Net cash provided by financing activities of $10.0 billion for~~15.8 billion change from the year ended December 31, 2021, was primarily due to ~~changes~~a decrease in customer custodial cash liabilities of $~~6.7 billion, $2.0 billion of proceeds from~~5.6 billion as we saw an overall decline in fiat balances held on our platform due to lower customer trading activity as compared to an inflow of $6.7 billion in the prior year, a decrease of net $3.4 billion related to the issuance of our Senior Notes~~, net of issuance costs and $1.4 billion of proceeds from the issuance of~~ and 2026 Convertible Notes, ~~net of issuances costs, $217.1 million of~~which did not recur in 2022, a decrease in proceeds from the issuance of Class A and Class B common stock ~~from stock option exercises, net of repurchases, $20.0 million of proceeds from~~upon the ~~issuance~~exercise of ~~a short-term borrowing, and $19.9 million of proceeds received under~~stock options as our ~~employee~~ stock ~~purchase plan. This~~price was ~~partially~~at an all time high in 2021 as compared to 2022, coupled with our first year as a public company and the associated liquidity event this provided for holders of our stock options, offset by ~~$262.8~~an increase of $89.1 million of taxes paid related to net share ~~settlement~~settlements of equity awards ~~and~~due to an overall increase year-over-year in the ~~purchase~~vesting of ~~$90.1 million of capped calls in connection with~~restricted stock units as a result of 2021 acquisition awards granted and an overall increase in headcount. Our choice to net settle employee awards and pay taxes is routinely evaluated by management and may change in the ~~2026 Convertible Notes~~future.”

Critical Accounting Policies and Estimates, page 118

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October 20, 2023

18.

We note that your use of estimates policy, in your summary of significant accounting policies in Note 2 on page 133, discloses items for which the underlying carrying value and valuation involves critical estimates or assumptions, in addition to the revenue recognition, business combinations and income taxes already disclosed. Please tell us the following:

•	Tell us why you excluded these other “use of estimate” items from your critical accounting estimates;

•	In your response, for all identified critical accounting estimates or assumptions, provide the following:

•	include why you determined each has had or could have a significant impact on your financial statements;

•	the key quantitative inputs and qualitative adjustments made to the baseline estimates;

•	why each critical accounting estimate is subject to uncertainty;

•	how much each estimate and/or assumption has changed over the relevant period; and

•	the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 303(b)(3) of Regulation S-K.

The Company advises the Staff that it excluded certain “use of estimate” items from its critical accounting policies and estimates (“Critical Accounting Policies and Estimate”) disclosure in the Form 10-K following its determination that certain of the estimates disclosed in its “Significant Accounting Policies” in Note 2. Summary of Significant Accounting Policies, of the Notes to the Company’s consolidated financial statements for the year ended December 31, 2022 do not, for the reasons described below, rise to the level of critical accounting estimates as they are not reasonably likely to have a material impact on the Company’s financial statements. The Company further notes to the Staff that in its Form 10-K for the year ending December 31, 2023, it intends to add goodwill and intangible assets, including the related impairment, and valuation of privately-held strategic investments, including impairments, as Critical Accounting Policies and Estimate. Further, the Company advises the Staff that not all estimates disclosed in “Significant Accounting Policies” are considered critical to management. Specifically, management does not view estimates that are not considered sensitive or are not related to material balances or having a potential material impact as critical. Below is a list of the accounting estimates disclosed in Note 2. Summary of Significant Accounting Policies, of the Notes to the Company’s consolidated financial statements for the year ended December 31, 2022 and the accompanying reasons why, in management’s view, such accounting estimates do not rise to the level of critical accounting estimates:

•

Fair Value of Stock-Based Awards. Management concluded that there was no potential for a material impact to the Company’s consolidated financial statements associated with its estimate of the fair value of stock-based awards as the awards that are valued using the Black-Scholes-Merton Option-Pricing Model are not material to the Company’s financial statements and the underlying inputs to the model are based on observable market inputs (i.e. stock volatility, U.S. treasury rate, the Company’s stock price on the date of grant as reported by the Nasdaq Global Select Market (“Nasdaq”)) and, accordingly, such fair value is not subject to uncertainty, judgment or sensitive assumptions.

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•

Incremental Borrowing Rate (“IBR”). The IBR utilized in the Company’s ASC 842 analysis would not have a material impact to the Company’s consolidated financial statements, a 10% increase or decrease would have less than a $10 million increase or decrease in the Company’s Lease liability. The Company further advises the Staff that the IBR comes from a public pricing source, and is thus not subject to uncertainty or judgment.

•

Fair Value of Customer Crypto Assets and Liabilities. Management concluded that there was no potential for a material impact to the Company’s consolidated financial statements associated with its estimate of the fair value of customer crypto assets and liabilities because these represent an indemnification asset, of which value is derived from other assets that have observable market prices. These assets and liabilities are considered Level 2 and, as a result, the fair value is based on quoted market prices for one unit of the underlying crypto asset. Accordingly, management has assessed this estimate is not subject to uncertainty, judgment or sensitive assumptions.

•

Contingent Consideration Arrangements. Management concluded that these arrangements, while they do involve estimation, are not material to the Company’s financial statements. As of December 31, 2022 and 2021, contingent consideration arrangements represented only $1.9 million and $14.8 million, respectively.

•

Fair Value of Derivatives and Related Hedges. Management concluded that there was no potential for a material impact to the Company’s consolidated financial statements associated with its estimate of the fair value of derivative and related hedges as these derivative and related hedges do not present a risk of a material impact to the Company’s consolidated financial statements. As disclosed in Item 7A. Quantitative and Qualitative Disclosures About Market Risk in the Form 10-K, as of December 31, 2021 and 2022, a 10% increase or decrease in the fair value of the Company’s derivative positions would not have had a material impact on the Company’s financial results.

•

Fair Value of Long-Term Debt. Management concluded that there was no potential for a material impact to the Company’s consolidated financial statements associated with its estimate of the fair value of its long-term debt because these estimates are based on quoted market prices, as there is an active trading market for the Company’s notes and, accordingly, such fair value is not subject to uncertainty, judgment or sensitive assumptions.

•

Assessing the Likelihood of Adverse Outcomes From Claims and Disputes; and Loss Provisions. Management evaluated and considered this not material or critical for separate disclosure as the Company has not had a history of material adverse outcomes from claims and disputes.

For the reasons noted above these estimates have been omitted from the Company’s Critical Accounting Policies and Estimate disclosure. Moreover, beginning with its Form 10-Q for the quarter ended September 30, 2023, the Company will remove certain of the estimates noted as significant.

The Company determined that revenue recognition is a critical accounting policy because of the importance of revenue recognition to an investor and because the Company’s revenue is one of the primary metrics which investors use to value the Company. The Company determined that business combinations,

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goodwill and intangible assets, valuation of privately-held investments and income taxes, are critical accounting policies because such policies involve significant judgment, estimates and assumptions and, to the extent that the Company’s estimates and assumptions with respect to these critical accounting policies change if actual circumstances differ from those in the assumptions, the Company’s financial statements could be materially impacted.

The Company will further revise disclosures regarding critical accounting policies and the use of estimates to include further qualitative and quantitative discussion of the changes between periods and of the sensitivity of reported results to changes in assumptions, judgments, and estimates, as suggested by the Staff, beginning with its Form 10-K for the year ending December 31, 2023 in substantially similar form to the following (new text in blue, deletions in red):

“Revenue recognition—We determined that revenue recognition is a critical accounting policy because of the importance of revenue recognition to an investor and because our revenue is one of the primary metrics which investors use to value our business. We primarily generate revenue through transaction fees charged on our platform. We charge a fee at the transaction level. The transaction price, represented by the trading fee, is calculated based on volume and may vary depending on payment type and the value of the transaction. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in crypto assets, with revenue measured based on the amount of crypto assets received and the fair value of the crypto assets at the time of the transaction. For the year ended December 31, 2022, we collected approximately 15% of total revenue in crypto assets. We currently do not have any formal policies requiring conversion of these crypto assets received into fiat currency.

The transaction price includes estimates for reductions in revenue from transaction fee reversals that may not be recovered from customers. Such reversals occur when the customer disputes a transaction processed on their credit card or their bank account for a variety of reasons and seeks to have the charge reversed after we have processed the transaction. These amounts are estimated based upon the most likely amount of consideration to which we will be entitled. All estimates are based on historical experience and our best judgment at the time to the extent it is probable that a significant reversal of revenue previously recognized will not occur and, as a result, are subject to uncertainty. Consideration subject to reversal has not been significant. Additionally, there have not been material changes in these estimates or assumptions pertaining to reversals of revenue over the reporting periods presented. In the future, if there are material changes in the underlying estimates and assumptions pertaining to reversals of revenue, the financial statements could be materially impacted. All estimates of variable consideration are reassessed periodically. The total transaction price is allocated to the single performance obligation. While we recognize transaction fee reversals due to transaction reversals as a reduction of net revenue, crypto asset losses due to transaction reversals are included in transaction expense.

Business combinations, Goodwill and Intangible Assets—We determined that business combinations, goodwill and intangible assets is a critical accounting policy because such policies involve significant judgment, estimates and assumptions and to the extent that our estimates and assumptions with respect to these critical accounting policies materially change or if actual circumstances differ from those in the assumptions, our financial statements could be materially impacted. We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to non-crypto intangible assets. These intangible assets do not have observable prices~~. We~~ and have

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~~generally applied a cost approach in estimating the fair values of acquired intangible assets, with~~primarily consisted of customer relationships, developed technology, trademarks and trade names, and non-compete agreements, which are recorded at acquisition date fair value, less accumulated amortization. These estimates and assumptions can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, the number of working hours required to recreate the intangible asset ~~being a significant input to the estimate~~(if following the cost approach), and the estimated useful lives. Changes in these assumptions could affect the carrying value of these assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

We perform an impairment test annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of goodwill might not be fully recoverable. In accordance with applicable accounting guidance, a company can assess qualitative factors to determine whether it is necessary to perform a goodwill impairment test. Alternatively, a company may elect to proceed directly to a quantitative goodwill impairment test. For the qualitative assessments, we reviewed factors including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in any key personnel, any changes in composition of carrying amount of our assets and changes in our stock price. There were no reasonable changes to the methods and assumptions that would have resulted in an impairment. In the future, if there are material changes in the underlying estimates and assumptions pertaining to the impairment assessment, the financial statements could be materially impacted. For each year end, we determined that it was more likely than not that the fair value of each of our reporting units was more than the respective related carrying amounts, including goodwill, and therefore did not record any goodwill impairment.

Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. Intangible assets assessed as having indefinite lives are not amortized, but are assessed for indicators that the useful life is no longer indefinite or for indicators of impairment each period. Indicators we review, as applicable, include whether there has been a significant adverse change in the extent or manner in which our assets are being used, a significant adverse change in legal factors affecting our assets, customer attrition and/or a cash flow loss. Each period, we evaluate the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. We did not identify indicators of impairment for the years ended December 31, 2022 or 2021. In the future if there are material changes in the underlying estimates and assumptions pertaining to the impairment assessment, the financial statements could be materially impacted.

We completed two and six business acquisitions in 2022 and 2021, respectively, and as a result recorded $68.4 million and $94.5 million in intangible assets and $450.0 million and $546.7 million of goodwill using the aforementioned valuation estimates, respectively. There were no material changes to prior estimates for the years ended December 31, 2022 and 2021.

Valuation of privately-held strategic investments—We hold strategic investments in privately-held companies in the form of equity securities without readily determinable fair values in which we do not have a controlling interest or significant influence. These investments are accounted for under the measurement alternative method (“the measurement alternative”) and are measured at cost, less impairment, subject to upward and downward adjustments resulting from observable price changes for identical or similar investments of the same issuer. These

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adjustments require quantitative assessments of the fair value of our securities, which may require the use of unobservable inputs. Pricing adjustments are determined by using various valuation methodologies and involve the use of estimates using the best information available, which may include cash flow projections or other available market data. We determined that valuation of privately-held strategic investments is a critical accounting policy because such policy involves significant judgment, estimates and assumptions and to the extent that our estimates and assumptions with respect to this critical accounting policy changes or if actual circumstances differ from those in the assumptions, the financial statements could be materially impacted. For more information regarding these risks, see the section titled “Item 7A. Quantitative and Qualitative Disclosures about Market Risk–Equity investment risk.”

Privately-held strategic investments are evaluated quarterly for impairment. Our qualitative analysis includes a review of operating results, credit rating, asset quality and business prospects of the investees, changes in the regulatory and macroeconomic environment, and general market conditions of the geographical area or industry in which our investees operate. If indicators of impairment exist, we prepare quantitative measurements of the fair value of our equity investments using a market approach or an income approach, which requires judgment and the use of unobservable inputs, including discount rates, investee revenues and costs, and comparable market data of private and public companies, among others. When the quantitative remeasurements of fair value indicate an impairment exists, we write down the investment to its current fair value.

During the year ended December 31, 2022, we recognized impairment expense of $101.4 million related to our strategic investments in privately-held companies. We anticipate volatility to our net income (loss) in future periods due to changes in the fair values associated with these investments and changes in observable prices and similar transactions that could impact our fair value assessments. Based on future market conditions, these changes could be material to our financial statements.

Income taxes—We determined that income taxes is a critical accounting policy because such policy involves significant judgment, estimates and assumptions and to the extent that our estimates and assumptions with respect to this critical accounting policy changes or if actual circumstances differ from those in the assumptions, our financial statements could be materially impacted. We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. Valuation allowances are based on management’s judgment and currently assessed based on scheduling the reversal of temporary differences, without consideration to future projections of income, given our history of losses and, as a result, are subject to uncertainty. If we were to be income generating in the future, our current approach may change and we would may be required to use estimates or assumptions of future taxable income in assessing the need for and quantum of valuation allowances. We recorded an additional $252.3 million and $54.4 million in valuation allowance on our deferred tax assets in 2022 and 2021, respectively, using the aforementioned approach.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the

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position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.

We recorded $124.1 million and $111.0 million in unrecognized tax benefits for the years ended December 31, 2022 and 2021, respectively.

For U.S. federal tax purposes, crypto asset transactions are treated on the same tax principles as property transactions. We recognize a gain or loss when crypto assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged crypto assets. Receipts of crypto assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.”

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 120

19.

You identify interest rate risk, foreign currency risk, market volatility and other risks associate with derivatives, equity investment risk, and the market price of crypto assets as market risk that could impact future financial operating results. The quantitative information you have disclosed in your sensitivity analysis from these market risk exposures does not capture the impact or align with your historical results. Instruction 3(A) under paragraph 305(a)(1)(ii) to the “Instructions to paragraph 305(a)” of Item 305 of Regulation S-K states that registrants should select hypothetical changes in market rates and prices that are expected to reflect reasonably possible near-term changes in those rates and prices. Please enhance your disclosures to address the following:

•	Tell us how your hypothetical 100 basis point increase or decrease in interest rates at December 31, 2022, would have had a $191.3 million increase or decrease in total revenue.

•	Tell us how your disclosure expresses the potential loss (or gain) in future earnings, fair values or cash flows as stipulated in paragraph (A) of the guidance referenced above.

•	Tell us your consideration for providing average, high, and low sensitivity analysis amounts over multiple periods as indicated in Instructions 1A and 1B to Item 305(a) of Regulation S-K.

•

Tell us whether you believe the 100 basis point increase or decrease in interest rates is reasonably possible in the near-term as stipulated in Instruction 3A to Item 305(a) of Regulation S-K, specifically explaining whether you believe a decrease in interest rates is reasonably possible given the current levels of inflation and actions taken by the Federal Reserve Board.

Provide us with your proposed disclosures.

In response to the Staff’s comment, the Company advises the Staff that it will update its quantitative and qualitative disclosures about market risk in future filings with the Commission. The Company further advises the Staff that Instruction 1A to Item 305(a) notes that issuers “may” report average, high, and low sensitivity analysis as an alternative to reporting year-end amounts. The Company has determined to report year-end amounts because such disclosure is consistent with the filings of a number of other peer financial

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services companies and financial institutions surveyed by the Company, which similarly report year-end amounts. As a result, the Company believes that such presentation is more useful for investors. Below is an example of how the Company intends to further enhance the disclosure in future filings with the Commission beginning with the Form 10-Q for the quarter ended September 30, 2023, using the identified disclosure from the Form 10-K (new text in blue, deletions in red, moved text in green):

“Interest rate risk

~~We had~~Our exposure to changes in interest rates primarily relates to interest earned on our cash and cash equivalents, ~~including restricted cash and~~ customer custodial ~~funds, of $9.5 billion and $17.8 billion as of December 31, 2022 and 2021, respectively~~cash and from our revenue sharing arrangement with the issuer of USDC. Our investment policy and strategy related to our cash and cash equivalents and customer custodial cash funds is to preserve capital and meet liquidity requirements without increasing risk. Our cash and cash equivalents primarily consist of money market funds denominated in U.S. dollars and cash deposits, and therefore the fair value of our cash, cash equivalents, and customer custodial funds would not be significantly affected by either an increase or a decrease in interest rates. A hypothetical 100 basis points increase or decrease in average interest rates applied to our daily balances held as of December 31, 2022 and 2021, respectively, would have resulted in a $54.1 million and $54.5 million increase or decrease, respectively, in interest earned on cash, cash equivalents, and customer custodial funds. The Federal Reserve has increased the Federal Funds Rate over 400 basis points in 2022 to control current levels of inflation and as of December 31, 2022, the Federal Funds Rate was 4.33%. As a result of these significant recent increases in interest rates, a decrease in interest rates is possible. A hypothetical 500 basis points increase or decrease in average interest rates applied to our daily balances held as of December 31, 2022 and December 31, 2021, which hypothetical basis point increase corresponds closely to the increase of the Federal Funds Rate since early 2022, would have resulted in a $270.6 million and $272.6 million increase or decrease in interest earned on cash, cash equivalents, and customer custodial funds.

We also earn interest income from a revenue ~~agreement we hold~~sharing arrangement with the issuer of USDC. ~~Changes in interest rates would primarily impact interest income due~~Interest income is earned on the underlying USDC reserves, to which the ~~relatively short-term nature of our investments. A hypothetical 100 basis points increase or decrease in interest rates~~issuer of USDC reported that, as of December 31, 2022, underlying reserves were held in cash and short-duration U.S. Treasuries, and therefore the fair value of these balances would not be significantly affected by either an increase or a decrease in interest rates. Under this arrangement, we share interest income earned pro rata based on the amount of USDC held on each respective party’s platform, and from the distribution and usage of USDC. Income derived by us from this arrangement is dependent on various factors including the balance of USDC on our platform, the total market capitalization of USDC, the investment policy of the issuer of USDC and the prevailing interest rate environment. A hypothetical 100 basis points increase or decrease in average interest rates applied to daily USDC reserve balances held would have resulted in a $~~191.3 million and $128.1 million~~73.6 million and $137.1 million increase or decrease in ~~total~~ revenue earned from our revenue sharing arrangement with the issuer of USDC for the years ended December 31, 2022 and 2021, respectively. A hypothetical 500 basis points increase or decrease in average interest rates applied to daily USDC reserve balances held, which hypothetical basis point increase corresponds closely to the increase of the Federal Funds Rate since early 2022, would have resulted in a $685.7 million and $367.8 million increase or decrease in revenue earned from our revenue sharing arrangement with the issuer of USDC for the years ended December 31, 2022 and 2021, respectively.

Foreign currency risk

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Foreign currency transaction risk

Revenues, expenses, and financial results of our foreign subsidiaries are recorded in the functional currency of these subsidiaries. Our foreign currency exposure is primarily related to transactions denominated in Euros and British Pounds attributable to cash and cash equivalents, customer custodial funds and customer custodial cash liabilities and other intercompany transactions where the transaction currency is different from a subsidiary’s functional currency. Changes in foreign exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar may negatively affect our results of operations as expressed in U.S. dollars. We have experienced and will continue to experience fluctuations in our results of operations as a result of gains or losses on the settlement and the remeasurement of monetary assets and liabilities denominated in foreign currencies that are not the functional currency.

We recognized realized and unrealized foreign currency losses of $102.7 million for the year ended December 31, 2022, compared to net realized and unrealized foreign currency losses of $41.0 million recognized for the year ended December 31, 2021 in other expense (income), net in the consolidated statements of operations. If an adverse 10% foreign currency exchange rate change was applied to total monetary assets, liabilities, and commitments denominated in currencies other than the functional currencies at the balance sheet date, it would have resulted in an adverse effect on income before income taxes of approximately $10.3 million and $4.1 million as of December 31, 2022 and 2021, respectively, after consideration of the effect of foreign exchange contracts in place for the years ended December 31, 2022 and 2021.

In the third quarter of 2022, we entered into foreign exchange forward contracts to hedge our exposure to foreign currency exchange rate risk on assets and liabilities denominated in currencies other than the functional currency. All of our forward contracts were closed out during the fourth quarter of 2022, and as of December 31, 2022, we do not have any open contracts for foreign exchange forwards. The losses on these forward contracts were recognized in other expense (income), net in the consolidated statements of operations.

From time to time, we may enter into derivatives or other financial instruments in an attempt to hedge our exposure to foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations. Additionally, the volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Our international operations increase our exposure to exchange rate fluctuations and, as a result, such fluctuations could have a material impact on our future results of operations and cash flows.

Foreign currency translation risk

Fluctuations in functional currencies from our net investment in international subsidiaries expose us to foreign currency translation risk, where changes in foreign currency exchange rates may adversely affect our results of operations upon translation into U.S. dollars. We recognized losses on translation adjustments, net of tax, of $35.2 million for the year ended December 31, 2022, compared to losses on translation adjustments, net of tax, of $9.7 million for the year ended December 31, 2021, in the consolidated statements of comprehensive (loss) income. As of December 31, 2022 and 2021, a 10% increase or decrease in foreign currency exchange rates would not have a material impact on our financial results.

Market volatility and other risks associated with derivatives

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We have exposure to derivatives and related hedges measured at fair value. Market risk on derivatives is the exposure created by potential fluctuations in market prices and other factors and is a function of the type of derivative product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility.

As of December 31, 2022, we had embedded derivative assets of $2.3 million and embedded derivative liabilities of $2.3 million as a result of entering into transactions to borrow crypto assets, which are recorded on the consolidated balance sheets. We also had an embedded derivative asset of $1.3 million, as well as an embedded derivative liability of $5.8 million for other payables denominated in crypto assets, and an embedded derivative asset of $0.3 million and an embedded derivative liability of $9.1 million for accounts and loans receivables that are denominated in crypto assets. These embedded derivative assets and liabilities are recorded on the consolidated balance sheets in accrued expenses and other current liabilities and accounts and loans receivable, net of allowance, respectively. As of December 31, 2022 and 2021, a 10% increase or decrease in the fair value of the derivative positions would not have a material impact on our financial results. For more information, see Notes 2. Summary of Significant Accounting Policies, 6. Accounts and Loans Receivable, Net of Allowance, 11. Prepaid Expenses and Other Assets, 12. Accrued Expenses and Other Current Liabilities, and 14. Derivatives, of the Notes to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Equity investment risk

We hold strategic investments in privately held companies in the form of equity securities without readily determinable fair values in which we do not have a controlling interest or significant influence. These investments are subject to a wide variety of market and price-related risks due to the lack of readily available market data, which requires us to make significant estimates and assumptions that could substantially impact the carrying value of the investments. We perform a qualitative assessment of our portfolio of strategic equity investments on a quarterly basis for indicators of impairment. Our analysis includes a review of operating results, credit rating, asset quality and business prospects of the investees, changes in the regulatory and macroeconomic environment, and general market conditions of the geographical area or industry in which our investees operate. If indicators of impairment exist and the estimated fair value of an investment is below the carrying amount, we will write down the investment to fair value. As of December 31, 2022 and 2021, our strategic equity investments in privately held companies were $326.7 million and $364.0 million, respectively. We are required to record all adjustments to the fair value of our investments through our consolidated statements of operations under other expense (income), net. During the year ended December 31, 2022, we recognized impairment expense of $101.4 million related to our strategic investments in privately held companies. During the year ended December 31, 2021, we recognized impairment expense of $329.2 million related to our strategic investments in privately held companies. We anticipate volatility to our net income (loss) in future periods due to changes in the fair values associated with these investments and changes in observable prices and similar transactions that could impact our fair value assessments. Based on future market conditions, these changes could be material to our financial results. For more information, see Note 11. Prepaid Expenses and Other Assets of the Notes to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Market price risk of crypto assets

We generate substantially all of our total revenue from transaction fees on our platform in connection with the purchase, sale, and trading of crypto assets by our customers. Transaction revenue is based on transaction fees that are either a flat fee or a percentage of the value of each transaction and may vary depending on payment type and the value of the transaction. We also generate total revenue from our

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October 20, 2023

subscription products and services and, while revenue from these products and services have not been significant to date, most of this revenue will also fluctuate based on the price of crypto assets. Accordingly, crypto asset price risk could adversely affect our operating results. In particular, our future profitability may depend upon the market price of Bitcoin and Ethereum, as well as other crypto assets. Crypto asset prices, along with our operating results, have fluctuated significantly from quarter to quarter. There is no assurance that crypto asset prices will reflect historical trends. A decline in the market price of Bitcoin, Ethereum and other crypto assets has had and could in the future have an adverse effect on our earnings, the carrying value of our crypto assets, and our future cash flows. This may also affect our liquidity and our ability to meet our ongoing obligations.

We record impairment charges on our crypto assets held when crypto asset prices decrease below the carrying value of these crypto assets. As of December 31, 2022 and 2021, a 10% decrease in crypto asset prices would not have a material impact on our impairment charges. For more information, see Note 9. Goodwill, Intangible Assets, Net, and Crypto Assets Held of the Notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.”

Consolidated Balance Sheets, page 127

20.

We note from your balance sheet presentation and line item description of Customer crypto assets and Customer crypto liabilities and footnote 1 that these accounts relate to safeguarding assets and safeguarding liabilities, respectively. Please revise your line item descriptions on the face of the balance sheets to present “safeguarding assets” and “safeguarding liabilities” to reflect the nature and character of this liability and offsetting asset (e.g., the current descriptions may suggest that you have control).

In response to the Staff’s comment, the Company advises the Staff that it will update its line item descriptions on the face of the consolidated balance sheets and in the Notes to the consolidated financial statements to present “safeguarding assets” and “safeguarding liabilities” in its future filings with the Commission beginning with its condensed consolidated balance sheets in its Form 10-Q for the quarter ended September 30, 2023.

Consolidated Statements of Operations, page 128

21.

We note that gross crypto asset impairment expense and related crypto gains and losses were significant to net loss for the periods ending June 30, 2023 and December 31, 2022. Please tell us how you determined that separate line items for these crypto activities were not required under Rule 5-03(b) of Regulation S-X.

In response to the Staff’s comment, the Company advises the Staff that it will present gross crypto impairment expense and related crypto gains and losses as a separate line in its consolidated statements of operations in future filings with the Commission beginning with its condensed consolidated statements of operations in its Form 10-Q for the quarter ended September 30, 2023. The Company further advises the Staff that it will continue to separately disclose gross crypto impairment expense in Note 9. Goodwill, Intangible Assets, Net, and Crypto Assets Held, of the Notes to its consolidated financial statements.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 133

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October 20, 2023

22.

You disclose that you made a change in your presentation of customer custodial cash liabilities from operating activities, to present them as financing activities within its consolidated statements of cash flows. Please tell us your basis for this determination, including the authoritative guidance you considered.

The Company advises the Staff that it records customer custodial cash liabilities in connection with cash received from the Company’s customers to fund their fiat wallets to use at such customers’ discretion on the Company’s platform. The Company further advises the Staff that ASC Topic 230, Statement of Cash Flows (“ASC 230”), requires entities to explain the changes in cash controlled by an entity in the statement of cash flows. However, there is no specific guidance on the cash flow classification for reporting such changes of cash held for other parties. Although the Company is aware there is diversity in practice across entities that hold cash on behalf of their customers, including other marketplaces and payment services entities with similar agency relationships, the Company believes that its holding of funds on behalf of customers in an agency relationship that must be refunded to that same party or a third party at the instruction of the customer, is analogous to proceeds received from “borrowings,” rather than for the provision of goods or services. The Company notes that Ernst & Young LLP updated its interpretive guidance related to ASC 230 which indicates that cash inflows and cash outflows from cash and cash equivalents held on behalf of customers should be classified based on the nature of the underlying cash flows and that it is understood that the Staff believes these cash flows are most appropriately classified as financing activities; however, classification as operating activities may also be acceptable. Accordingly, in considering the nature of the underlying cash flows, the Company considers the “borrowings” outstanding until the Company delivers the funds to satisfy its obligations and such delivery is deemed a repayment of a borrowing. As a result, the Company believes that it is appropriate to present funds held for settlement in financing activities in the Company’s consolidated statements of cash flows.

Crypto assets held, page 138

23.

You disclose that you participate in networks with proof-of-stake consensus algorithms, through creating or validating blocks on the network using the staking validators that it controls, that you offer both your consumer and institutional customers the opportunity to earn rewards on their crypto assets held and related rewards received are recognized as blockchain rewards revenue and related rewards paid to users recognized as transaction expenses. Please tell us if you stake your crypto assets held and if so, how the rewards are recognized in your financial statements.

The Company advises the Staff that it stakes an immaterial portion of crypto assets held for investment. For the years ended December 31, 2022 and 2021, rewards from such activity represented approximately $0.8 million and $0.4 million, respectively.

24.	Please clarify for us the principal market or exchange you use to measure fair value of the various types of crypto assets that you hold or trade in.

The Company advises the Staff that the Coinbase Exchange is the principal market that the Company uses to measure the fair value of crypto assets the Company holds or trades in since approximately 82% of the crypto assets held by the Company as of December 31, 2022 were supported for trading on the Coinbase Exchange. Pricing data on the Coinbase Exchange is monitored by the Company’s Trade Surveillance team through an automated alerting system. Any variances over established price and volume thresholds are investigated and resolved. For crypto assets held or traded by the Company that are not supported on the Coinbase Exchange, the Company obtains pricing data from various third-party service providers.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

25.	Please tell us the business purpose for holding crypto assets. Specifically provide whether they are held for sale in the ordinary course of business.

As disclosed on page 114 of the Form 10-K, the Company advises the Staff that it holds crypto assets as investments and for operating purposes. The Company views its crypto asset investments as long-term holdings and does not plan to engage in regular trading of such crypto assets. With respect to crypto assets held for operational purposes, periodically, as an accommodation to customers, the Company may fulfill customer transactions using its own crypto assets. The Company fulfills customer accommodation transactions using its own crypto assets for orders that do not meet the minimum trade size for execution on its platform or to maintain customers’ trade execution and processing times during unanticipated system disruptions. For the year ended December 31, 2022, customer accommodations were immaterial to the financial statements, constituting only $0.6 million. Additionally, the Company periodically uses crypto assets to fulfill corporate expenses denominated in crypto assets, including miner fees, staking rewards, promotional and marketing expenses and other various expenses totaling $383.3 million for the year ended December 31, 2022. Crypto assets held are accounted for as intangible assets with indefinite useful lives and are not considered held for sale in the ordinary course of business.

Segment Reporting, page 143

26.

We note your disclosure that you operate as one operating segment and one reportable segment. Under long-lived assets on page 139 of Note 2, you disclose that you test goodwill for impairment at the reporting unit level. We also note your business prioritization efforts in your 2022 restructuring in Note 3, the significant acquisitions in Note 4, and your 2023 restructuring as a subsequent event in Note 22. Please tell us why you have only one operating and reporting segment and reference for us the authoritative literature you rely upon to support your disclosure. In your response, at a minimum, ensure that you address the following:

•	Tell us your reporting unit(s) you identified for goodwill impairment testing purposes.

•

Tell us whether your reporting unit(s) are consistent with the “business prioritization efforts” identified in your 2022 and 2023 restructuring and significant acquisition disclosures. If not, separately tell us your planned reporting units.

•	Tell us your consideration for expanding your one reportable segment given your new business prioritization strategy.

The Company advises the Staff that the Company concluded that it has one operating segment in accordance with ASC Topic 280, Segment Reporting, because its chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, Mr. Brian Armstrong, assesses the Company’s financial performance and makes decisions with regard to resource allocation at the consolidated Company level, based on the Company’s consolidated financial results and functional area level data. The Company applied the requirements set out in ASC 350-20-35-34 to 38 to determine whether any of the identified components would constitute a reporting unit and concluded that the reporting unit for goodwill impairment testing purposes is the entire set of entities forming Coinbase Global, Inc. The Company assessed the three criteria for operating segments in the following components: entities, business units and geographic locations. Entities constitute a business and have discrete financial information, but are not reviewed by the CODM or used for decision making purposes. Geographic locations constitute a business, and have

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

discrete financial information but are not reviewed by the CODM. For purposes of the 2022 and 2023 restructurings and significant acquisitions, the business prioritization efforts focused on initiatives that would most likely advance the Company’s mission and strategy. In the future, the Company will continue to monitor how the CODM makes operating decisions and assesses the Company’s operating performance to determine reportable segments.

Note 5. Revenue, page 153

27.

You disclose that you earn income on fiat funds under a revenue sharing arrangement with the issuer of USDC, pursuant to which the Company shares any interest income generated from USDC reserves pro rata based on (i) the amount of USDC distributed by each respective party and (ii) the amount of USDC held on each respective party’s platform. Please address the following:

•	Tell us the recognized accounts related to this revenue sharing agreement for the periods presented.

•

Tell us the terms of the arrangement, including maximum exposure to loss, maximum fiat funding requirements, holding term requirements that would impact your ability to exchange and/or redeem for cash, collateral rights and obligations and if interest income earned is received in cash, USDC or crypto, including amounts received and/or outstanding for the periods presented.

•	Tell us how customers earn USDC rewards, uses of and if available to all customers.

•	Tell us what the impact of the underlying USDC market cap is on your ability to earn interest income.

The Company advises the Staff that income earned from the revenue sharing arrangement with the issuer of USDC for the year ended December 31, 2022 is recorded within subscription and services revenue as disclosed in Note 5. Revenue, of the Notes to the Company’s consolidated financial statements in the Form 10-K. With respect to this arrangement with the issuer of USDC, the Company shares interest income earned pro rata based on the amount of USDC held on each respective party’s platform, and from the distribution and usage of USDC after certain expenses. Income derived by the Company from this arrangement is dependent on various factors including the balance of USDC on the Company’s platform, the total market capitalization of USDC, the investment policy of the issuer of USDC and the prevailing interest rate environment. For example, a decline in the underlying USDC market capitalization would result in the Company generating less interest income under the arrangement. Such a decline, however, could be offset by a rise in interest rates. The Company has disclosed as noted in the section of the Form 10-K titled “Item 7A. Quantitative and Qualitative Disclosures about Market Risk—Interest rate risk,” that a hypothetical 100 basis points increase or decrease in interest rates would have resulted in a $128.1 million and $191.3 million increase or decrease in total revenue for the years ended December 31, 2021 and 2022, respectively. There are no maximum fiat funding requirements, holding term requirements that would impact the Company’s ability, or the ability of a customer of the Company, to exchange or redeem USDC for cash, or collateral rights and obligations under the arrangement. Income under the arrangement is earned in U.S. dollars and paid with USDC by the issuer of USDC to settle outstanding amounts due to the Company. As noted in the Company’s user agreement, the Company is not the issuer of USDC, does not hold reserves for USDC, and has no obligation to repurchase USDC for U.S. dollars. The Company’s maximum exposure to loss is the amount of USDC it holds as a corporate asset, in the event that the issuer

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

of USDC failed to redeem that USDC for U.S. dollars. For the year ended December 31, 2022, pursuant to this arrangement, the Company recorded $245.7 million in revenue and, as of December 31, 2022, had $180.0 million of receivables outstanding, recorded within accounts receivable, net, all of which was paid in full as of June 30, 2023. The Company further advises the Staff that USDC rewards are only available to eligible consumer and institutional customers and not to all customers. In order to receive USDC rewards, customers must hold USDC on the Company’s platform, live in a supported jurisdiction and provide information sufficient to verify their identity. As long as the amount of USDC in a customer’s wallet is greater than or equal to the equivalent of one U.S. dollar, the customer is eligible to receive USDC rewards. Customers in the USDC rewards program accrue such rewards on a daily basis. At the end of each month, the Company distributes the amount of rewards earned by the customer for the month to the customer in the form of USDC, which can be used as the customer chooses.

28.	For any revenue stream, other than those where you have disclosed you are the principal, please tell us if you use your own crypto at any point during the lifecycle of the transaction.

The Company advises that, in addition to the revenue streams where the Company has disclosed it is the principal, the Company uses its own crypto to offer trade finance (post trade settlement) to credit eligible customers. Trade finance receivables are included in Accounts and loans receivable, net of allowance, and revenue earned on these short term loans is immaterial.

Note 6. Accounts and Loans Receivable, net of allowance, page 157

29.

We note your disclosure on page 166 that for crypto asset loans receivables, you require borrowers to post collateral held on your platform, that you may have the right to use the collateral, and if you do have the right to use the collateral, or if the collateral is fiat, you record the collateral as an asset with a corresponding obligation to return collateral. Please address the following:

•	Tell us the collateral provisions of crypto asset loan receivables for the periods presented; and

•

Tell us the carrying value of crypto asset loan receivables for which you have the right to use the underlying collateral, the carrying value of the underlying collateral asset and corresponding obligation to return collateral including the related balance sheet accounts where the collateral asset and liability are recognized.

The Company advises the Staff that with respect to the Company’s bilateral loans, which are issued under a master loan agreement (“MLA”), each borrower (a “Borrower”) grants to the Company a continuing first priority security interest in, and a lien upon, the collateral (which the parties to the loan agree constitutes “financial assets” held in a “securities account” with a “securities intermediary” as defined in Article 8 of the Uniform Commercial Code) and the account in which the collateral is held, which attaches upon the transfer of the loaned assets to the Borrower. The collateral is typically held in an account controlled by the Company, but the MLA also allows the collateral to be held in the Borrower’s Coinbase account (subject to account control provisions), and each Borrower is restricted from accessing or instructing upon the account(s) holding the collateral. The Company and the Borrower each agree to customary mark-to-market and margin requirements with respect to the loaned assets and collateral, and upon termination of the loan and return of the loaned assets to the Company, the collateral is returned to the Borrower. Upon specified events of default, the Company has the right to (i) sell any collateral in a commercially reasonable manner, (ii) freeze or otherwise suspend access to the collateral or accounts holding the collateral and (iii) set off claims and apply property held by the Company in respect of any loan under the MLA against obligations owing to it in respect of any other loan with the Borrower.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

With respect to the Company’s trade finance/portfolio margining product, the Company uses customer assets held on its platform as collateral for amounts loaned. Customers are obligated to ensure at all times that the cash and digital assets held in their trading balance is no less than a specified margin requirement. The customer grants to the Company a continuing first priority security interest in, lien on, and right of setoff with respect to, their right, title, and interest in and to all assets held by them on the Company’s platform (including their trading balance and vault balance, and any other account maintained by or with a Coinbase entity). Upon specified events of default, the Company has the right to (i) instruct the transfer of assets from the customer’s trading balance or vault balance to the Company’s own accounts, (ii) sell the collateral in a commercially reasonable manner and (iii) freeze or otherwise block access (including withdrawals) to the collateral and/or the customer’s accounts.

The Company further advises the Staff that as of December 31, 2022, the carrying value of crypto asset loan receivables for which the Company has the right to use the underlying collateral was $[*]. The carrying value of the underlying collateral assets and corresponding obligation to return collateral associated with these loans was $[*]. Of the total collateral received, $[*] was recognized in USDC and $[*] was recognized in cash and cash equivalents on the consolidated balance sheets. The corresponding obligation to return the collateral was recognized in accrued expenses and other current liabilities on the consolidated balance sheets.

30.

You disclose that for institutional crypto asset loans where collateral is held by the borrower in its crypto asset wallet on your platform, that due to the collateral requirements, your process for collateral maintenance, and collateral held on platform, your credit exposure is significantly limited and no allowance against loans receivable was recorded. Please tell us how you address the risk of a customer absconding with the collateral upon default since the collateral is held in the borrowers’ crypto asset wallet.

The Company advises the Staff that for institutional crypto loans where collateral is held by the borrower in its crypto asset wallet on the Company’s platform, restrictions are placed on the wallet such that borrowers are not able to abscond with the collateral. Upon repayment and closure of the loan, restrictions on collateral are removed and borrowers regain full access to their crypto assets. The Company refers the Staff to the Company’s response to Comment 29 for additional details.

31.

We note that interest and other receivables increased from $85.2 million at December 31, 2021 to $223.4 million as of December 31, 2022. Please tell us what comprises the balance of interest and other receivables for the periods presented, including the underlying terms and when you expect to collect these receivables.

The Company advises the Staff that interest and other receivables as of December 31, 2021 consisted of $33.9 million of receivables related to other subscription and services revenue, primarily denominated in crypto assets and due within 15 to 30 days of being invoiced, $25.1 million of receivables due from various payment partners to settle customer transactions which are typically timing related and settle within 1 to 2 weeks of the transaction date, $10.0 million of receivables related to the Company’s revenue sharing arrangement with the issuer of USDC, which was paid in full in February, 2022 and $16.2 million of other miscellaneous receivables.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

Interest and other receivables as of December 31, 2022 consisted of $180.0 million of receivables related to the Company’s revenue sharing arrangement with the issuer of USDC, all of which was paid in two installments in February and April, 2023. The remaining balance of $43.4 million consisted of $23.3 million of receivables due from various payment partners to settle customer transactions, all of which were fully paid as of March 31, 2023, $14.7 million of other receivables related to other subscription and services revenue, none of which were material individually or in the aggregate and $5.4 million of miscellaneous other receivables.

Note 9. Goodwill, Intangible Assets, Net and Crypto Assets Held

Goodwill, page 160

32.

We note you disclosed that you did not record any goodwill impairment expense for the periods presented. Please tell us how you evaluated goodwill for impairment during 2022 including your consideration of the qualitative factors assessed under ASC 350-20-35-3C and if you performed Step 1 and /or Step 2 of the goodwill impairment test under ASC 350-20-35, please provide us the results of those tests in your response.

The Company advises the Staff that it completed its assessment of goodwill as of December 31, 2022 under ASC 350-20-35-3C and concluded that no indicators of impairment existed as of that date. As such, the Company did not perform Step 1 or Step 2 of the goodwill impairment test under ASC 350-20-35.

In assessing the qualitative factors under ASC 350-20-35-3C, the Company considered macroeconomic conditions, the failure of several prominent crypto trading venues and lending platforms in 2022, cryptocurrency prices and trading volume trends, the competitive environment, regulatory developments, the Company’s overall operating costs, the Company’s financial performance and other entity specific factors, including an analysis of the Company’s operations, senior leadership and the stock price performance of the Company’s Class A common stock on Nasdaq. Based on this assessment of qualitative factors, the Company concluded that the fair value of all reporting units significantly exceeded the carrying amount. Supporting this conclusion, the Company additionally considered the following factors: the Company’s cost control measures, including the Company’s restructuring activities in 2022 and 2023, an analysis of projected operating cash burn which indicated the Company had sufficient cash runway for continued operations without a need to raise additional capital in 2023 through 2025 and the stock price performance of the Company’s Class A common stock on Nasdaq which indicated the Company’s market capitalization far exceeded the net asset value of the Company.

Crypto assets held, page 162

33.

Please provide us the following that reconciles to the consolidated balance sheet, consolidated statements of operations, consolidated statements of cash flows, including supplemental non-cash activity, Other operating expense, net activity as disclosed on page 109, as well as in your liquidity and capital resources crypto assets disclosures on page 114:

•	Rollfowards for each and in total, of crypto assets held, crypto assets borrowed and accounts and loans receivable denominated in crypto assets.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

•

Crypto assets pledged as collateral by you and distinguish between collateral where the lender has the right to use the collateral and the related collateral receivable and collateral where the lender does not have the right to use.

In response to the Staff’s comment, the Company has provided the requested rollforwards of crypto assets held, crypto assets borrowed, accounts and loans receivable denominated in crypto assets and crypto assets pledged as collateral below (in thousands). The lender has the right to use all crypto assets pledged as collateral presented in the table below.

	Crypto assets held		Crypto assets borrowed		Accounts receivable denominated in crypto assets		Loans receivable denominated in crypto assets		Crypto assets pledged as collateral		Total
Beginning balance, 1/1/22	$566,508	(1)	$421,685	(1)	$26,448	(2)(3)	$—		$—		$1,014,641
Purchase of crypto assets held	1,400,032	(5)									1,400,032
Disposal of crypto assets held	(969,185	)(5)									(969,185)
Crypto assets received as revenue	470,591	(5)									470,591
Crypto asset payments for expenses	(383,221	)(5)									(383,221)
Crypto asset impairment expense	(757,257	)(5)									(757,257)
Realized gain on crypto assets	36,666	(5)									36,666
Crypto assets borrowed			920,379	(5)							920,379
Crypto assets borrowed repaid with crypto assets			(1,432,688	)(5)							(1,432,688)
Crypto assets pledged as collateral	(13,103	)(3)							13,103	(3)	—
Crypto asset loans originated			(91,538	)(8)			91,538	(8)			—
Payments of accounts payable denominated in crypto assets	(4,521	)(6)									(4,521)
Current year accounts receivable denominated in crypto, net					9,627	(6)					9,627
Receipts of accounts receivable denominated in crypto assets	9,890	(6)			(9,890	)(6)					—
Gains (losses) on derivative instruments	(156	)(7)	250,311	(10)	(19,257	)(9)	(5,712	)(9)	(2,360	)(3)	222,826

Ending balance, 12/31/22	$356,244	(1)	$68,149	(1)	$6,928	(3)	$85,826	(2)	$10,743	(4)	$527,890

(1)	See Note 9. Goodwill, Intangible Assets, Net and Crypto Assets Held.
(2)	See Note 6. Accounts and Loans Receivable, Net of Allowance.
(3)	See Note 14. Derivatives.
(4)	See Note 11. Prepaid Expenses and Other Assets.
(5)	See Consolidated Statements of Cash Flows.
(6)	Included within changes in operating assets and liabilities on the Consolidated Statements of Cash Flows.
(7)	Represents loss on crypto asset investments hedged with crypto asset futures, a component of the $13.0 million loss disclosed in Note 14. Derivatives.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

(8)	Represents carrying amount of crypto assets borrowed at the time they were lent to third-party borrowers and derecognized.
(9)	Represents loss on accounts and loans receivable denominated in crypto assets, which sums to the $25.0 million loss disclosed in Note 14. Derivatives.
(10)	Represents gain on crypto assets borrowed, related to loans currently outstanding as of December 31, 2022. This is a component of the $359.5 million loss disclosed in Note 14. Derivatives.

Note 10. Customer Assets and Liabilities, page 163

34.

You disclose that under the terms of your safeguarding obligation that you may be liable to your customers for losses arising from theft, other misuse including loss of private keys but that you have no reason to believe you will incur any expense associated with such potential liability because you have no known or historical experience of claims to use as a basis of measurement. Please address the following:

•	Tell us the terms under which you may be liable for losses, including how you define theft considering the various customer lawsuits alleging theft and fraud from their Coinbase accounts.

•	Confirm to us that you have not paid any customers for losses related to accounts held at Coinbase that are or would have been within the scope of SAB 121.

Refer to footnote 9 of SAB 121.

The Company advises the Staff that none of the litigation or arbitration matters to which it is, or has been, party to relate to losses arising from theft or loss of private keys custodied by the Company. The Company’s active litigation and arbitration matters instead relate to the execution and settlement of crypto asset trades, fraudulent or unauthorized transactions, account takeovers, deposits and withdrawals of crypto assets, and failures or malfunctions of the Company’s systems and services. While the Company may be liable to customers to the extent a customer were to suffer from a loss of assets on its platform due to theft or loss of private keys maintained by the Company, customers are solely responsible for the security of their emails, passwords, private keys, two-factor authentication codes, and devices. The Company further advises the Staff that it has not paid any customers for losses related to accounts held at Coinbase that are or would have been within the scope of SAB 121.

Note 13. Indebtedness, page 166

35.

We note that in connection with the issuance of the convertible notes in 2021, you entered into capped call agreements to reduce the potential dilution to holders of your common stock upon conversion of the convertible notes. Please address the following:

•

Provide us with a summary of the key terms of these agreements, including provisions that could cause adjustments to the initial strike and cap prices and any provisions that could affect your ability to choose net cash settlement or settlement in shares. Correspondingly address how your evaluation of these terms led you to determine that equity classification would be appropriate pursuant to ASC 815-40.

•	Tell us what will happen under the terms of the capped calls when notes are converted and if they reduce dilution to potential holders of your common stock.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

The Company advises the Staff that on May 21, 2021, the Company issued $1.25 billion aggregate principal amount of 0.50% convertible senior notes due 2026 (the “2026 Notes”) pursuant to an indenture, dated May 21, 2021 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee. The 2026 Notes were offered and sold pursuant to a purchase agreement (the “Purchase Agreement”) between the Company and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several initial purchasers (the “Initial Purchasers”), in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.

Under the Purchase Agreement, the Company granted the Initial Purchasers of the 2026 Notes an overallotment option that allowed them to purchase up to an additional $187.5 million aggregate principal amount of the 2026 Notes solely to cover overallotments within a 30-day period from the date of the Purchase Agreement. The Initial Purchasers exercised the overallotment option in full on May 26, 2021, resulting in the issuance of an additional $187.5 million in principal amount of 2026 Notes.

The 2026 Notes are senior unsecured obligations of the Company and bear interest at a rate of 0.50% per year payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2021. The 2026 Notes mature on June 1, 2026, unless earlier converted, redeemed or repurchased. The net proceeds from the offering of the 2026 Notes were approximately $1.406 billion, after deducting the Initial Purchasers’ discounts and commissions and other debt issuance costs.

The initial conversion rate for the 2026 Notes was 2.6994 shares of the Company’s Class A common stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $370.45 per share of the Company’s Class A common stock. The conversion rate or price is subject to adjustments under certain circumstances in accordance with the terms of the Indenture.

Capped Calls

On May 18, 2021, in connection with the issuance of the 2026 Notes, the Company entered into privately negotiated capped call transactions (the “Base Capped Call”) with certain of the Initial Purchasers or their respective affiliates (the “option counterparties”) at a cost of approximately $78.375 million and pursuant to the capped call confirmations (the “Base Confirmations”). The Capped Call (as defined below) covers, subject to anti-dilution adjustments, the number of shares of the Company’s Class A common stock underlying the 2026 Notes sold in the offering. Because the Initial Purchasers exercised the overallotment option, the Company entered into additional capped call transactions (the “Additional Capped Call” and, together with the Base Capped Call, the “Capped Call”) pursuant to capped call confirmations on May 26, 2021 (the “Additional Confirmations” and, together with the Base Confirmations, the “Confirmations”) related to the additional $187.5 million in principal amount of 2026 Notes issued upon exercise of the overallotment option. The Company paid $90.1 million to purchase the Capped Calls, $78.4 million of which was paid to purchase the Base Capped Call, and the remaining $11.7 million for the Additional Capped Call. By entering into the Capped Call, the Company expects to reduce the potential dilution to its Class A common stock (or, in the event a conversion of the 2026 Notes is settled in cash, to reduce its cash payment obligation) in the event that at the time of conversion of the 2026 Notes its Class A common stock price exceeds the conversion price of the 2026 Notes, with such reduction and/or offset subject to a cap based on the cap price. The strike price of the Capped Call was initially $370.4527 per share, with a cap price of approximately $478.00 per share.

While the capped call transactions were entered into in connection with the 2026 Notes, the Company considered ASC 480-10-20 to determine if the Capped Call meets the definition of freestanding

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

financial instruments. Freestanding instruments should first be separately analyzed and accounted for, and then evaluated to determine whether embedded features within those instruments should be bifurcated or accounted for separately. ASC 480-10-20, Distinguishing Liabilities from Equity—Overall—Glossary, defines a freestanding financial instrument as a financial instrument that is entered into (1) separately and apart from any of the entity’s other financial instruments or equity transactions or (2) in conjunction with some other transaction and is legally detachable and separately exercisable.

The determination of whether an instrument is freestanding from or embedded in another instrument involves understanding both the form and substance of the transaction and may involve substantial judgment. The Capped Call was entered into with the following counterparties:

•	Citibank, N.A. (“CB”)

•	Goldman Sachs & Co. LLC (“GS”)

•	Bank of America, N.A. (“BOA”)

•	Bank of Montreal (“BOM”)

•	JPMorgan Chase Bank, National Association (“JPM”)

•	Mizuho Markets Americas LLC (“MM”)

The Company notes that the exercise of the Capped Call does not automatically result in the redemption of the 2026 Notes. Therefore, the Company concluded that the Capped Call is considered separately exercisable from the 2026 Notes. In addition, Section 8(f) of the Confirmations specifically grants the counterparties of the Capped Call the rights to transfer or assign their rights to third parties subject to reasonable conditions. As stated in Section 8(f) of the Confirmations, the Capped Call holders can transfer the Capped Call to third parties without impacting the 2026 Notes subject to certain terms and conditions. Therefore, the Company concluded that the 2026 Notes and the Capped Call are legally detachable. As the 2026 Notes and Capped Call are legally detachable and separately exercisable, the Company determined that the 2026 Notes and Capped Call meet the definition of freestanding financial instruments pursuant to ASC 480-10-20.

Despite the Capped Call being initially evaluated as freestanding financial instruments, further evaluation is required pursuant to ASC 815-10-15-9 to determine whether combination of the freestanding financial instruments is required. ASC 815-10-15-9 states that two or more freestanding financial instruments should be viewed as a single unit (and not accounted for separately) based on certain indicators:

•	The transactions were entered into contemporaneously and in contemplation of one another.

•	The transactions were executed with the same counterparty (or structured through an intermediary).

•	The transactions relate to the same risk.

•	There is no apparent economic need or substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

The Company evaluated these indicators to determine whether the 2026 Notes should be considered with the Capped Call as one unit of account as follows:

•	The 2026 Notes and the Capped Call were entered into in contemplation of one another.

•

The 2026 Notes and the Capped Call do not have the same counterparties. The 2026 Notes were issued ultimately to a much larger group of investors while CB, GS, BOA, BOM, JPM, and MM are the only counterparties to the Capped Call.

•	The 2026 Notes and the Capped Call do not relate to the same risk. The 2026 Notes contain both interest/credit and equity risks, but the Capped Call has only the equity risk of the Company.

•

There is a substantive business reason to have the 2026 Notes and the Capped Call executed separately. Convertible debt investors usually prefer a lower conversion price while issuers prefer a higher conversion price. The Capped Call economically transforms a lower conversion price convertible debt to a higher conversion price convertible debt. A capped call is a call option purchased by the Company with a strike price equal to the conversion price, but the settlement price is capped at an amount equal to what would be the strike price of the separate high strike call option. This mirrors the economics of the two separate instruments similar to a bond hedge transaction.

Based on these considerations, the Company concluded that the Capped Call should not be combined with the 2026 Notes pursuant to ASC 815-10-15-9.

In addition, the Additional Capped Call was entered into after the Base Capped Call upon exercise of the overallotment option by the Initial Purchasers. The Base Capped Call does not reference the Additional Capped Call. The Company entered into the Additional Capped Call as separate Confirmations only after the Initial Purchasers exercised the overallotment option. As such, the Base Capped Call and the Additional Capped Call are also both freestanding financial instruments pursuant to ASC 480-10-20.

Accordingly, the Company concluded that the 2026 Notes, the Base Capped Call and the Additional Capped Call are freestanding financial instruments pursuant to ASC 480. The Company also concluded that no combination is required primarily based on the fact that there is a substantive business reason to have the 2026 Notes and the Base Capped Call and the Additional Capped Call executed separately and the 2026 Notes and the Base Capped Call and the Additional Capped Call do not relate to the same business purpose/risk.

As freestanding financial instruments, the 2026 Notes and Capped Call should first be evaluated pursuant to ASC 480 to determine if the instruments should be categorized as liabilities. ASC 480 addresses several specific categories of instruments that must be classified as liabilities. The following instruments are classified as liabilities pursuant to ASC 480-10:

•	Mandatorily redeemable financial instruments (ASC 480-10-25-4 through 25-7).

Company’s Analysis. Not applicable – ASC 480-10-25-4 through 25-7 only apply to financial instruments that are issued in the form of a share and are mandatorily redeemable. As the Capped Call are not shares, these paragraphs are not applicable.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

•

Financial instruments, other than an outstanding share (e.g., an equity-linked option contract), that embody or are indexed to an obligation to repurchase an issuer’s own shares by transferring assets (ASC 480-10-25-8 to 25-13).

Company’s Analysis. No – The Capped Call is a call option held by the Company, and as such does not represent an obligation of the Company to repurchase its own shares.

•

Certain financial instruments that embody an obligation to issue a variable number of the issuer’s equity shares where the monetary value, at inception, is solely or predominantly based on (ASC 480-10-25-14):

•	A fixed monetary amount known at inception (e.g., an obligation to deliver shares with a fair value at settlement equal to $1,000),

•	Variations in something other than the fair value of the issuer’s shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold), or

•	Variations inversely related to the fair value of the issuer’s own shares (e.g., net-share settled written put options).

Company’s Analysis. No – The Capped Call is a call option and does not represent an obligation of the Company to issue its shares.

Therefore, based on the above analysis, the Company concluded that the Capped Call does not qualify for liability classification under ASC 480. As the Capped Call is not an ASC 480 liability, the Company next considered whether the Capped Call meets the definition of a derivative pursuant to ASC 815. The Company determined that the Capped Call meets the definition of a derivative as follows:

•	It has an underlying security (i.e. the Company’s Class A common stock price).

•	The Capped Call has a notional amount: the number of underlying options/shares.

•

The net payment for the Capped Call is approximately $78.375 million or approximately 9.0% (i.e. $78.375 million / (approximately 3.6 million shares x $239.00[2] per share)) of the nominal amount that otherwise would be required for investing in the underlying shares. Therefore, the Capped Call requires an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

•	The Capped Call provides for net share settlement.

Because the Capped Call meets the definition of a derivative, the Company further evaluated whether it meets the requirements for the equity scope exception under ASC 815-10-15-74(a) below. This evaluation includes capitalized terms throughout, which are defined in the Confirmations.

[2]	Based on the closing trading price of the Company’s Class A common stock on May 18, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

Indexation Guidance

Pursuant to the indexation guidance in ASC 815-40, the Company evaluated the Capped Call’s contingent exercise provisions and settlement provisions to determine if they are indexed to the Company’s Class A common stock. An exercise contingency is a provision that entitles the entity to exercise an equity-linked financial instrument based on changes in an underlying security, including the occurrence or nonoccurrence of a specified event. An exercise contingency would not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Additionally, an instrument would be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount. Capitalized terms not otherwise defined in this section shall have the meanings ascribed to such terms in the Confirmations.

(a) Exercise contingency

Examples of contingent exercise provisions are those that could accelerate each party’s ability to exercise a right or extend exercisability in some manner.

The Capped Call is a European style call option subject to a cap. The Capped Call will be automatically exercised at the Expiration Time on the Expiration Date pursuant to the Automatic Exercise provisions of the Equity Definitions which provide for automatic exercise unless the holder elects otherwise. Upon certain Extraordinary Events, an Announcement Event, Nationalization, Insolvency or Delisting Event or Additional Disruption Events, the Capped Call is contractually structured to terminate. Further, upon certain events, such as the Dealer’s inability to preserve and unwind a commercially reasonable hedge position related to the transaction, the Dealer has the right to extend the settlement period of the Capped Call.

The Capped Call also includes an early termination provision based on beneficial ownership positions of the counterparties. That is, if at any time the Section 16 Percentage3 of the Dealer exceeds the specified amount such that the Dealer would be required to report its holdings as a beneficial owner and the Dealer is unable, after commercially reasonable efforts, to effect a transfer or assignment of all or a portion of the Transaction such that an Excess Ownership Position no longer exists, the Dealer may early terminate a portion of the Capped Call in which case the Company can settle in cash or shares pursuant to the “Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events” section of the Confirmations.

An occurrence of these events may cause an immediate movement (up or down) in the price of shares underlying the equity-linked option contract. As a result, the Dealer would not be able to continuously adjust its hedge position in the underlying shares due to the discontinuous stock price change and therefore is provided the opportunity to terminate the transaction.

[3]

According to Section 16 of the Securities Exchange Act of 1934, as amended, anyone who is directly or indirectly a beneficial owner of more than 10% of any class of equity securities of an issuer, or any director or officer of the issuer of such a security, is required to file the statements required by Section 16 of the Securities Exchange Act of 1934, as amended, with with the SEC with respect to transactions in the securities of such issuer.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

As these provisions all act as exercise contingencies pursuant to the definition, the Company concluded that they should be viewed as acceptable because these exercise contingencies are not based on an observable market or index unrelated to the Company.

(b) Settlement amount

Under the second criterion of the indexation guidance, settlement must be calculated as the difference between the fair value of the equity shares and a fixed monetary amount (e.g., strike price) or a fixed amount of another financial instrument such as issued debt. Any potential adjustments to the settlement amount must be based on variables that are inputs used in the pricing (fair value measurement) of a fixed-for-fixed forward or option on equity shares.

The settlement amounts for the Capped Call are determined based upon the difference between a strike price and a traded price of the Company’s Class A common stock subject to a cap. The Confirmations include a number of situations and circumstances whereby the Dealer, acting as the Calculation Agent, shall or may make, in good faith, commercially reasonable adjustments to the terms to account for the economic effect of a particular transaction or upon the occurrence of certain unexpected events. These events or transactions invalidate implicit assumptions used in the pricing of a fixed for fixed equity option (e.g., no dilutive events). In each case, the adjustment for the terms is consistent with the impact the event or transaction has on the Capped Calls, and would not result in settlement at a fixed monetary amount. For example, certain adjustment provisions in the Confirmations are designed to compensate the parties to the Capped Call, in response to the invalidation of an implicit assumption in a standard valuation model used to determine the fair value of a fixed-for-fixed forward or option on an entity’s equity shares, for changes in value that are not incorporated into a standard pricing model including Extraordinary Events as defined in the Confirmations, Calculation Agent Adjustments upon Merger Event, Tender Offer, Additional Disruption Events (Change in Law, Failure to Deliver and Hedging Disruption) and Announcement Event, etc. All adjustments to the settlement amount of the Capped Call are calculated in a manner consistent with the discretion provided in the 2002 ISDA Equity Derivatives Definitions on a commercially reasonable basis.

When acting as the Calculation Agent, the Dealer is explicitly required to make such adjustments in a commercially reasonable manner and only if doing so would produce an appropriate result. As those events are considered disruptive market events that are unpredictable and unhedgeable, the Capped Call provides for adjustment in the event they do occur in order to maintain the fair value of the contract before and after the event. Pursuant to ASC 815-40-15-7E, these adjustments are considered acceptable under the second criterion and do not cause the Capped Call not to be considered indexed to the Company’s own stock price.

The Additional Capped Call was entered into after the Base Capped Call upon exercise of the overallotment option by the Initial Purchasers. The Base Capped Call does not reference the Additional Capped Call, and the notional of the Base Capped Call was not adjusted upon entrance into the Additional Capped Call. The Company entered into the Additional Capped Call as separate Confirmations only after the Initial Purchasers exercised the overallotment option.

Based on the above analysis, the Company determined that the Capped Call meets the equity indexation guidance.

Equity Classification Guidance (including consideration of changes to this Guidance under ASU 2020-06)

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

The second criterion to qualify for the exception under ASC 815-10-15-74(a) is that the instrument must qualify for classification within stockholders’ equity. ASC 815-40-25 also provides guidance on when classification within stockholders’ equity is appropriate. Accordingly, the Company continued to evaluate if the Capped Call meets the equity classification requirement under ASC 815-10-15-74(a).

Contracts requiring settlement in shares, or providing the issuer with a choice of net cash settlement or settlement in shares, are considered to be classified within stockholders’ equity. On the contrary, contracts requiring net cash settlement or giving the counterparty the option cannot be considered classified as stockholders’ equity and therefore would not qualify for the exception from derivative accounting.

The terms of the Capped Call provide for net share settlement as the default settlement method. However, the Capped Call may settle in cash if the Company elects to settle conversion of the related 2026 Notes in cash or the Company elects cash settlement in connection with Early Termination or upon certain Extraordinary Events. The default settlement method for the Capped Call is net share settlement but the Company has an option (but not obligation) to choose cash settlement and therefore the contractual settlement terms of the Capped Call do not otherwise violate the equity classification guidance as the Company always has the choice as to the settlement method and the Company cannot be forced to cash settle the contract (except for circumstances in which holders of the underlying shares would receive cash, as discussed in ASC 815-40-25-8 through 25-9 and ASC 815-40-55-2 through 55-6).

ASC 815-40-25 outlines additional conditions necessary to classify an instrument as equity. The Company’s consideration of the requirements of ASC 815-40-25-7 through 25-30 and ASC 815-40-55-2 through 55-6 is as follows:

Guidance	The Company’s Analysis
Entity has sufficient authorized and unissued shares	This criterion is not applicable as the Company will receive, not deliver, shares.
Contract contains an explicit share limit	This criterion is not applicable as the Company will receive, not deliver, shares.
No required cash payments if entity fails to timely file	No cash payments by the Company are required. Therefore, this criterion is met.
No cash-settled top-off or make-whole provisions	There are no such provisions in the Capped Call. Therefore, this criterion is met.

Based on the analysis above, the Company concluded that the Capped Call qualifies for an exception to derivative accounting pursuant to ASC 815-10-15-74(a) to be classified in stockholders’ equity. Accordingly, the Capped Call should be classified within stockholders’ equity at fair value at issuance (i.e. premium paid). No subsequent measurement is required as long as the terms of the Capped Call continue to meet the equity scope exception.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

Impact to Dilution upon Conversion of the 2026 Notes

The Capped Call are separately negotiated transactions with counterparties who were not necessarily holders of the 2026 Notes, are not a part of the terms of the 2026 Notes, do not affect the rights of the 2026 Notes, and will take effect regardless of whether the 2026 Notes are converted, so long as the components of the Capped Call are in-the-money on the expiration dates. The Capped Call allows the Company to purchase shares of its own stock at a specified strike price (which will generally be the same as the strike price of the conversion option in the 2026 Notes). Correspondingly, if the 2026 Notes are actually converted, then the number of shares to be issued would be effectively partially offset by the shares received under the Capped Call as their components are exercised, unless they were out-of-the-money and the 2026 Notes were also out-of-the-money but converted anyway. Therefore, the Capped Call will reduce the potential dilution to holders of the Company’s Class A common stock after a conversion of the 2026 Notes.

Form 10-Q for the period ended June 30, 2023

Part I - Financial Information

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 11. Collateral, page 33

36.

You disclose that if the lender has the right to use the collateral or if the collateral is fiat, you present the collateral pledged as a right to receive the collateral which is recognized in prepaid expenses and other current assets. We note that the line-item caption in prepaids only states assets pledged as collateral with no reference to a right to receive the collateral. Please tell us the location on the balance sheet of the assets pledged as collateral that the lender has the right to use.

The Company advises the Staff that although not noted in the line-item caption, the right to receive collateral is presented within prepaid expenses and other current assets on the balance sheet. The Company will update the line-item caption to state this in future filings with the Commission beginning with its Form 10-Q for the quarter ended September 30, 2023.

Note 19. Commitments and Contingencies, page 48

37.

We note your disclosure on page 50, that in June 2023, you were issued notices, show-cause orders, and cease-and-desist letters, and became the subject of various legal actions initiated by U.S. state securities regulators in the states of Alabama, California, Illinois, Kentucky, Maryland, New Jersey, South Carolina, Vermont, Washington and Wisconsin alleging violations of state securities laws with respect to staking services provided by Coinbase, Inc. and that in July 2023, you entered into agreements with state securities regulators in California, New Jersey, South Carolina and Wisconsin, pursuant to which customers in those states will no longer be able to stake new funds, in each case pending final adjudication of the matters. You also disclose that an adverse resolution could have a material impact on your business and financial statements. Please tell us the staking revenues and related transaction expenses for the periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

The Company advises the Staff that for the three and six months ended June 30, 2023, the Company’s staking revenues related to customers located in the states of Alabama, California, Illinois, Kentucky, Maryland, New Jersey, South Carolina, Vermont, Washington and Wisconsin were $[*] and $[*], respectively, and the Company’s related transaction expenses were $[*] and $[*], respectively.

Part II—Other Information Item

1A. Risk Factors, page 74

38.

Please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

The Company directs the Staff to the risk factor titled “We provide secured loans to our customers, which exposes us to credit risks and may cause us to incur financial or reputational harm” on page 110 of the Form 10-Q and the last three sentences of the risk factor titled “We route orders through third-party trading venues in connection with our Coinbase Prime trading service. The loss or failure of any such trading venues may adversely affect our business” on page 111 of the Form 10-Q for disclosure regarding the risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets the Company uses as collateral and the value of the Company’s crypto assets used by others as collateral.

The Company further notes that its activities with respect to loaning and borrowing fiat and crypto assets to-date are not currently one of the Company’s primary offerings. As of May 2023, the Company stopped issuing new fiat loans to consumers and existing consumer borrowers will have until November 2023 to pay back their loans. For existing fiat loans and crypto asset loans outstanding, for which, as noted in the Company’s Form 10-Q for the quarter ended June 30, 2023, there was an outstanding balance of $132.9 million and $37.7 million, respectively, as of June 30, 2023, due to the Company’s collateral requirements that the Company applies to such loans (which, as noted in the Company’s Form 10-Q for the quarter ended June 30, 2023, range from 130% to 250% of the fair value of the loan), the Company’s process for collateral maintenance, and collateral held on the platform, the Company’s credit exposure was significantly limited and no allowance, write-offs or recoveries were recorded against these loans. As of June 30, 2023 and December 31, 2022, there were no loans receivable past due. With respect to borrowing arrangements, the Company only had $154.0 million in crypto asset borrowing and $100.0 million in crypto assets and fiat pledged collateral as of December 31 2022, which each represented less than 0.2% of the Company’s total assets. Since December 31, 2022, crypto asset borrowings and crypto assets and fiat pledged as collateral have decreased. As of June 30, 2023, with respect to borrowing arrangements, the Company only had $147.9 million in crypto asset borrowing and $79.4 million in crypto assets and fiat pledged collateral, which each represented less than 0.2% of the Company’s total assets. The Company further notes that due to its limited loaning and borrowing activities, it does not face material financing or liquidity risks and believes it currently has minimal exposure to crypto asset market disruptions with respect to the value of the crypto assets the Company uses as collateral and the value of the Company’s crypto assets used by others as collateral.

39.	To the extent material, please describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price;

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

•	Financing risk, including equity and debt financing; and

•	Risk of increased losses or impairments in your investments or other assets.

With respect to the risk from depreciation in the Company’s stock price due to disruption in the crypto asset markets, the Company directs the Staff to the third sentence and the ninth bullet point of the risk factor titled “The market price of our Class A common stock may be volatile, and could decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation” on page 144 of the Form 10-Q for disclosure regarding risks from depreciation in the market price of the Company’s Class A common stock due to disruptions in the crypto asset markets. The Company will also include further disclosure beginning with its Form 10-Q for the quarter ended September 30, 2023 in the risk factor titled “Our total revenue is substantially dependent on the prices of crypto assets and volume of transactions conducted on our platform. If such price or volume declines, our business, operating results, and financial condition would be adversely affected” to indicate that, in addition to its business, operating results, and financial condition being adversely affected by the price of, or demand for, crypto assets, “the price of the Company’s Class A common stock could decline”.

With respect to financing risk, including equity and debt financing, due to disruption in the crypto asset markets, the Company directs the Staff to the fourth, eleventh and twelfth sentences of the risk factor titled “We might require additional capital to support business growth, and this capital might not be available” on page 143 of the Form 10-Q for disclosure regarding financing risk, including debt and equity financing, due to disruptions in the crypto asset markets.

With respect to risks of increased losses or impairments in the Company’s investments or other assets due to disruptions in the crypto asset markets, the Company directs the Staff to the eighth, ninth and tenth sentences of the risk factor titled “We have historically had a highly active acquisition and investment strategy and, while we have been less active in acquisitions and investments due to current market conditions, we may from time to time make acquisitions and investments, which could require significant management attention, disrupt our business, result in dilution to our stockholders, and adversely affect our financial results” on page 112 of the Form 10-Q for disclosure regarding the risk of increased losses or impairments in the Company’s investments or other assets due to disruptions in the crypto asset markets. Additionally, beginning with its Form 10-Q for the quarter ended September 30, 2023, the Company will revise the disclosure in the ninth and tenth sentences of this risk factor to specifically reference disruptions in the crypto asset markets in order to supplement the existing references to broader adverse economic conditions. The Company further directs the Staff to the last four sentences of the first paragraph of the risk factor titled “The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected” on page 123 of the Form 10-Q for disclosure regarding the risk of increased losses or impairments in the Company’s investments or other assets due to disruptions in the crypto asset markets.

The Most Material Risks Related to our Business and Financial Position

We have in the past, and may in the future, enter into partnerships..., page 79

40.

We note your disclosure that you have entered into partnerships or joint ventures with third parties, such as the issuer of USDC, where you or your partners receive and hold customer funds, and that you routinely route customer orders to third-party exchanges or other trading venues by holding cash and other crypto assets with such third-party exchanges or other trading venues in order to effect customer orders. Please revise to describe the criteria you use in selecting these counterparties for transactions, and include a discussion of risks related to counterparty exposure.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

In response to the Staff’s comments, the Company will revise its disclosure beginning with its Form 10-Q for the quarter ended September 30, 2023 in substantially the form as follows (new text in blue):

“We have in the past, and may in the future, enter into partnerships, collaborations, joint ventures, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.

We have in the past, and may in the future, enter into partnerships, collaborations, joint ventures, or strategic alliances with third parties in connection with the development, operation and enhancements to our platform and products and the provision of our services. For example, the issuer of USDC provides us with creation and redemption services for USDC, including the operational capabilities required for our USDC customer-facing services. If the issuer of USDC fails to provide certain operational services, our ability to maintain our current level of offerings and customer experience for USDC could be harmed and interest or confidence in USDC could be impacted. Identifying strategic relationships with third parties, and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipated as a result of such strategic relationships. In evaluating counterparties in connection with partnerships, collaborations, joint ventures or strategic alliances, we consider a wide range of economic, legal and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers, and licensure and compliance status. Despite this evaluation, third parties may still not meet our or our customers’ needs which may adversely affect our ability to deliver products and services to customers, may adversely impact our business, operating results, and financial condition. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances. Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.”

The Company notes that it has a wide number of partnerships, collaborations and strategic alliances across different areas and that involve different risks. The Company further advises the Staff that it believes it has disclosed within its existing risk factors disclosure, where material, the risks from these relationships to the Company. For example, the Company directs the Staff to the risk factors titled “We provide secured loans to our customers, which exposes us to credit risks and may cause us to incur financial or reputational harm,” on page 39 of the Form 10-Q, “Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition” on page 81 of the Form 10-Q, “We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers” on page 96 of the Form 10-Q, “Loss of a

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

critical banking or insurance relationship could adversely impact our business, operating results, and financial condition” on page 97 of the Form 10-Q, “We route orders through third-party trading venues in connection with our Coinbase Prime trading service. The loss or failure of any such trading venues may adversely affect our business” on page 111 of the Form 10-Q, and the risks under the heading “Risks Related to Third Parties” beginning on page 131 of the Form 10-Q.

A particular crypto asset, product or service’s status as a “security”..., page 92

41.

We note your disclosure on page 16 of your Form 10-K for the fiscal year ended December 31, 2022 that “the [SEC]...[has] stated that certain digital assets or digital asset products may be classified as securities under U.S. federal and state laws - however, there has not been definitive guidance on this point.” We also note your risk factor disclosure under this heading that “there is no certainty under the applicable legal test whether particular crypto assets, products or services are not securities.” Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

The Company directs the Staff to the Company’s response to Comment 42 below which addresses Comment 41 and Comment 42.

42.

We note the statements that the legal test for determining whether any given crypto asset, product or service is a security is a highly complex, fact-driven analysis that “evolves over time,” that it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff and that “it is difficult to predict the direction or timing of any continuing evolution” of the SEC’s views with regard to crypto. Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

With respect to Comments 41 and 42, which address the Company’s risk factor disclosures related to whether particular crypto assets, products, or services could be considered “securities” under existing law, the Staff has identified five statements that the Staff requests that the Company remove or revise.

The Company notes that each of these five statements appear in the Form S-1 that the Commission declared effective on April 1, 2021 in connection with the Company’s direct public listing. The Company further notes that, in reviewing the Company’s original draft Form S-1, the Staff requested that the Company revise its risk factor to “clarify that as to all other digital assets [other than Bitcoin and Ether] there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the predictions of your scoring model.” In response to this comment, the Company revised the relevant risk factor in the Form S-1 to state: “With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a ‘security’ under applicable laws.” The Staff requested no further revisions to this disclosure at the time and in Comment 41, requests its deletion.

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

The Company advises the Staff that it continues to believe that the inclusion of these statements in its risk disclosures is important information for investors, and there has been no change in the relevant statutes or rules since these disclosures were first introduced. However, in response to the Staff’s comments, the Company will revise the Company’s disclosures substantially similar to the following beginning with its Form 10-Q for the quarter ended September 30, 2023, with respect to the updates to the risk factor disclosure, and beginning with its Form 10-K for the year ending December 31, 2023, with respect to the updates to the business section disclosure, to address the Staff’s comments:

Form 10-K Business Section (new text in blue, deletions in red, moved text in green):

“Securities

In recent years, the Securities and Exchange Commission (“SEC”) and U.S. state securities regulators have stated that certain digital assets or digital asset products may be classified as securities under U.S. federal and state securities laws, and in the case of the SEC, has made public statements on this topic - however, ~~there has~~these statements are not ~~been~~binding or definitive guidance ~~on this point~~, and there is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products or services would be deemed securities. Though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. A number of enforcement actions and regulatory proceedings have since been initiated against digital assets and digital asset products and their developers and proponents, as well as against trading platforms that support digital assets. Several foreign governments have also issued similar warnings cautioning that digital assets may be deemed to be securities under the laws of their jurisdictions.

We have established policies and practices to evaluate each crypto asset we consider for listing or for custody and are a founding member of the Crypto Rating Council, a member-owned and operated organization whose purpose is to assess whether any given crypto assets, or whether the development, issuance, and use of such assets, have characteristics that make them more or less likely to implicate U.S. federal securities laws. We also evaluate all other products and services prior to launch under U.S. federal and applicable international securities laws.”

Form 10-Q Risk Factor (new text in blue, deletions in red, moved text in green):

“A particular crypto asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that a range of crypto assets, products and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product or service is a security or constitutes a securities offering under federal securities laws is ultimately determined by a federal court. The legal test for determining whether any given crypto asset, product or service is a security ~~is~~was set forth in the 1946 Supreme Court case SEC v. W. J. Howey Co. and requires a highly complex, fact-driven analysis ~~that evolves over time, and the outcome is difficult to predict~~. Accordingly, whether any given crypto asset, product or service would be ultimately deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset, product or service could

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

be deemed a “security” or “securities offering” under applicable laws. The SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular crypto asset, product or service as a security. Furthermore, the SEC’s views in this area have evolved over time, and, at times, have appeared contradictory~~, and it is difficult to predict the direction or timing of any continuing evolution~~. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the ~~views of~~approach to enforcement by the SEC and its staff.

~~Despite the~~ The SEC ~~being the principal federal securities law regulator in the United States,~~’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether ~~or not an~~any given crypto asset~~, product or service~~ is a security ~~or constitutes a securities offering under federal~~in April 2019. The SEC has also recently brought enforcement actions and entered into settlements with numerous cryptoeconomy participants alleging that certain digital assets are securities, including the June 2023 Complaint. These statements, framework and enforcement actions are not rules or regulations of the SEC and are not binding on the SEC. There is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products or services are not securities ~~laws is ultimately determined by a federal court~~. Moreover, the SEC and the Commodities Futures Trading Commission (the “CFTC”) and their senior officials have, at times, taken conflicting positions in speeches and enforcement actions as to whether a particular crypto asset is a security or commodity. ~~There is currently no certainty under the applicable legal test as to whether particular crypto assets, products or services are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset, product or service could be deemed a “security” or “securities offering” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.~~

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets, products and services as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets, products or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets, products or services as “securities.”

The classification of a crypto asset, product or service as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing, as applicable, of such assets, products or services. For example, a crypto asset, product or service that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets, products or services that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an ATS in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We have policies and procedures to analyze whether each crypto asset that we seek to facilitate trading of on Coinbase Spot Market, as well as our products and services, could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather

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October 20, 2023

represent our company-developed model, which we use to make a risk-based assessment regarding the likelihood that a particular crypto asset, product or service could be deemed a “security” under applicable laws.

Because Coinbase Spot Market, Coinbase Prime and Coinbase app are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), we only permit trading of those crypto assets, and offer products and services, for which we determine there are reasonably strong arguments to conclude that the crypto asset, product or service is not a security. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance on crypto assets, products and services and to facilitate informed risk-based business judgment. In addition, as we shared in our petition for SEC rulemaking, we remain open to registering or relying on an exemption to facilitate and offer the sale of crypto asset securities. We recognize that the application of securities laws to the specific facts and circumstances of crypto assets, products and services may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws. Regardless of our conclusions, we have been, and could in the future be, subject to legal or regulatory action in the event the SEC or a state or foreign regulatory authority were to assert, or a court were to determine, that a supported crypto asset, product or service offered, sold, or traded on our platform or a product or service that we offer is a “security” under applicable laws. There can be no assurance that we will properly characterize over time any given crypto asset, product or service offering as a security or non-security, or that the SEC, foreign regulatory authority, or a court having final determinative authority on the topic, if the question was presented to it, would agree with our assessment. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, legislative developments, facts, and developments in technology. In June 2023, the SEC filed the June 2023 SEC Complaint. We and Coinbase, Inc. subsequently filed an answer to the June 2023 SEC Complaint in June 2023. Additionally, in June 2023, we and Coinbase, Inc. became the subject of the State Staking Actions.

If an applicable regulatory authority or a court, in either case having final determinative authority on the topic, were to determine that a supported crypto asset, product or service currently offered, sold, or traded on our platform is a security, we would not be able to offer such crypto asset for trading, or product or service on our platform, until we are able to do so in a compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that an asset that we currently support for trading on our platform, or product or service that we offer on our platform, constitutes a security may result in us removing that crypto asset from or ceasing to offer that product or service on our platform, and may also result in us determining that it is advisable to remove assets from our platform, or to cease offering products and services on our platform, that have similar characteristics to the asset, product or service that was alleged or determined to be a security. Alternatively, we may determine not to remove a particular crypto asset from Coinbase Spot Market or to continue to offer a product or service on our platform even if the SEC or another regulator alleges that the crypto asset, product or service is a security, pending a final judicial determination as to that crypto asset, product or service’s proper characterization, and the fact that we waited for a final judicial determination would generally not preclude penalties or sanctions against us for our having previously made our platform available for trading that crypto asset or offering that product or service on our platform without registering as a national securities exchange or ATS or registering tokens that we may issue, such as our cbETH token or our staking services, with the SEC. As such, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset, product or service in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration, including in connection with the June 2023 SEC Complaint. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto

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Division of Corporation Finance

October 20, 2023

asset on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported crypto asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Additionally, the SEC has brought and may in the future bring enforcement actions against other cryptoeconomy participants and their product offerings and services that may cause us to modify or discontinue a product offering or service on our platform. If we were to modify or discontinue any product offering or service or remove any assets from trading on our platform for any reason, our decision may be unpopular with users, may reduce our ability to attract and retain customers (especially if similar products, services or such assets continue to be offered or traded on unregulated exchanges, which includes many of our competitors), and may adversely affect our business, operating results, and financial condition.

Further, if Bitcoin, Ethereum, stablecoins or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto asset to be traded, cleared, and custodied as compared to other crypto assets that are not considered to be securities. Specifically, even if transactions in a crypto asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the crypto asset market. For example, under current SEC guidance, crypto asset securities cannot be held on behalf of customers by broker-dealers that also support custody of traditional securities; and the SEC has not permitted public permissionless blockchain-based clearance and settlement systems for securities.”

43.

We note your disclosure under this risk factor that you may issue cbETH tokens. Please revise to provide a materially complete description of the cbETH tokens, including without limitation their purpose, mechanics and utility.

In response to the Staff’s comment, the Company advises the Staff that cbETH is an Ethereum-based “wrapped staking token” that represents ownership of ETH staked through the Company’s platform. Eligible customers can obtain cbETH by wrapping their staked ETH. A cbETH holder can sell or transfer their cbETH within the Coinbase app or send cbETH to a self-custody wallet or to other addresses on the Ethereum blockchain. Selling or otherwise transferring cbETH automatically transfers ownership of the underlying staked ETH, along with any rewards earned. The Company further advises the Staff that the ETH staked and represented by cbETH is not currently material. As of June 30, 2023 and December 31, 2022, the percentage of staked ETH held on behalf of cbETH holders was less than [*]% and [*]% compared to the value of staked assets held on behalf of individual consumers staked through the Coinbase app, respectively. Moreover, for the six months ended June 30, 2023 and the year ended December 31, 2022, revenue generated from this product represented only [*]% and [*]% of the Company’s total revenue, respectively. The Company will continue to evaluate its disclosure as it relates to cbETH in future filings with the Commission.

The theft, loss, or destruction of private keys required to access any crypto assets..., page 101

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United States Securities and Exchange Commission

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44.

Please revise to describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold on behalf of customers in wallets in your custody or with third-party custodians, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage.

The Company advises the Staff that it believes that it has highlighted to investors the material risks to the Company regarding its insurance policies, specifically that in certain instances the Company’s insurance may not or will not be sufficient to protect the Company against various losses that the Company or its customers may incur, including with respect to the crypto assets that the Company holds on behalf of customers in wallets in its custody or with third-party custodians. The Company directs the Staff to the following risk factors which cover these risks: “Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition” on page 81 of the Form 10-Q, “Our failure to safeguard and manage our and our customers’ fiat currencies and crypto assets could adversely impact our business, operating results, and financial condition” on page 99 of the Form 10-Q, “The theft, loss, or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses” on page 101 of the Form 10-Q, “We obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business” on page 126 of the Form 10-Q and “We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster” on page 142 of the Form 10-Q. Moreover, the Company highlights the risks associated with a loss of insurance carrier relationships in the risk factor on page 97 of the Form 10-Q: “Loss of a critical banking or insurance relationship could adversely impact our business, operating results, and financial condition.”

The Company further notes that providing detailed disclosure regarding the terms of the Company’s insurance policies publicly could result in significant harm to the Company, its investors and its customers, would also result in competitive harm to the Company, and constitutes the type of information that companies customarily and actually treat as private and confidential. Disclosing the Company’s coverage limits and the other terms of its insurance policies may exacerbate security threats to the Company and its customers and provide actionable information to threat actors that could harm the Company, its investors and its customers. For example, a threat actor would likely use such information in a ransomware attack to determine the amount of ransom payment it would attempt to extract from the Company. In fact, in its recent adopting release regarding Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure, the Commission noted that, with respect to disclosure of material cybersecurity incidents, it was streamlining such disclosure requirements “to focus the disclosure primarily on the impacts of a material cybersecurity incident, rather than on requiring details regarding the incident itself” in order to address the concerns raised by commentators that such disclosures may empower “threat actors with actionable information that could harm a registrant and its investors.” As noted above, the Company believes that its existing disclosure appropriately balances providing investors with information regarding the material impacts of losses above covered amounts under its insurance policies while not providing specific details regarding the policies themselves, which would provide threat actors with actionable information that could harm the Company, its investors and its customers. Similarly, with respect to the Company’s directors and officers insurance policy, disclosure of such information could result in significant harm to the Company, its directors and officers, and its investors as it may result in plaintiffs’ firms and other litigants using that information to determine the amount of damages they would seek in a specific

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October 20, 2023

case from the Company and its officers and directors. Moreover, disclosing the detailed terms of the Company’s insurance would result in competitive harm. For example, customers may wrongfully assume that the Company’s insurance coverage is more limited than its competitors simply because the Company’s competitors do not provide comparable information regarding the amounts of coverage and other terms of insurance policies in their public disclosures. Furthermore, disclosure of detailed terms of these policies could impact the Company’s ability to negotiate terms favorable to the Company in connection with any future policies as current policy terms could be used by insurance providers as leverage in future negotiations. Finally, the detailed terms regarding the Company’s insurance policies is the type of information that companies, including the Company, treat as private and confidential and generally do not publicly disclose. The Company only provides such information to its board of directors, to employees on an as-need to know basis and to third-parties, on an as-need to know basis and that have confidentiality obligations to the Company. The Company surveyed the filings of a number of other reputable financial services companies and financial institutions, including American Express Company, Charles Schwab Corporation, Citigroup Inc., JPMorgan Chase & Co., Mastercard Incorporated, PayPal Holdings, Inc., SoFi Technologies, Inc., and Visa Inc. and notes that none of these companies provide detailed information regarding the terms of their insurance policies in their periodic filings with the Commission and almost all of which, similar to the Company, disclose that insurance coverage would not be sufficient to cover all losses.

Other Risks Related to Our Business and Financial Position

Because our long-term success depends, in part, on our ability to expand..., page 104

45.

We note recent news articles discussing your suspension of trading of certain stablecoins in Canada. Please update your disclosure and describe any potential material adverse effect this suspension may have on your business, operating results, financial condition, or cash flows.

The Company advises the Staff that the impact of the delisting of USDT, RAI and DAI from the Company’s platform in Canada in August 2023 was immaterial to the Company’s business, operating results, financial condition and cash flows. For the year ended December 31, 2022 and the six months ended June 30, 2023, revenue derived from the trading of these stablecoins by Canadian customers was $[*] and $[*], or [*]% and [*]% of the Company’s total revenue, respectively. In addition, the delisting of these stablecoins did not result in increased customer complaints or customer churn and the Company is not aware of any negative customer sentiment or adverse impact on the Company’s brand and reputation. In the event that the suspension of trading or delisting of certain crypto assets on the Company’s platform has a material adverse effect on the Company’s business in the future, the Company will update its future filings with the Commission accordingly.

Other Risks Related to Our Business and Financial Position

We launched a beta of Coinbase NFT..., page 107

46.

We note here that you launched a beta of Coinbase NFT in April 2022. Please disclose its current functionality and revise to explain in further detail the following with respect to your NFT marketplace:

•	Your plans for future phases of the NFT marketplace, including a timeline and estimated costs associated with further developing the marketplace;

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

•	Whether you provide custody services for holders of NFTs;

•	How Coinbase NFT operates and specifically the services and activities provided, and how Coinbase NFT interacts with the blockchain;

•	The type of fee received (e.g. fiat or crypto) and how it is determined; and

•	Your process for approving NFTs for listing on your marketplace and what role you play in price discovery or other disclosure regarding the particular NFTs that are traded.

In response to the Staff’s comment, the Company advises the Staff that the Coinbase NFT marketplace remains in beta release, there are currently a limited number of customers that utilize the marketplace, and the Company currently does not monetize, and therefore derives no revenue, from such marketplace. To the extent the Company further develops its NFT marketplace or revenue derived from the NFT marketplace becomes material in the future, the Company will update its applicable disclosures to provide the disclosure requested by the Staff.

We provide secured loans to our customers..., page 110

47.

We note your disclosure that Coinbase engages in a number of activities around the lending and borrowing of crypto assets. We also note the closure of Coinbase Borrow in May 2023. Please update and expand your disclosure to provide a materially complete description of your lending and borrowing activities, including the sources of the crypto assets and the relevant terms of the arrangements. For example purposes only:

•

Clarify whether you originate only cash and crypto asset-collateralized loans or whether you also originate unsecured loans or loans secured by other assets, and if so, disclose any limits on the amount of loans that may be originated;

•	Quantify Coinbase’s loans;

•	Describe the purpose of the crypto asset loans you originate and your borrowings, including how the lent or borrowed crypto assets are used;

•	Disclose the arrangements for the use of customers’ crypto assets, including whether and to what extent they are compensated;

•

Further describe the limits you place on the amount of crypto assets lent and/or borrowed based on average daily volume depending on the loan-to-value of the loans and based on market events or catalysts; and

•	Please confirm whether your lending activities solely make use of crypto assets held by Coinbase, or whether customer crypto assets are also used in lending activities.

The Company advises the Staff that it has historically engaged in the following activities regarding lending and borrowing: (i) lending fiat to consumers and institutional customers; (ii) lending crypto assets to eligible institutional customers and (iii) borrowing fiat and crypto assets from eligible institutional customers. The Company further advises the Staff that, as noted in Note 6. Accounts and Loans Receivable, Net of Allowance to the notes to the condensed consolidated financial statements in the Form 10-Q for the

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October 20, 2023

quarter ended June 30, 2023, as of May 2023, the Company stopped lending new fiat to consumers and existing consumer borrowers will have until November 2023 to pay back their loans. Moreover, the Company advises the Staff that its activities, to date, with respect to lending and borrowing crypto assets are not currently material and, accordingly, the Company does not intend to include detailed disclosure regarding such activities. For the year ended December 31, 2022, the Company only derived [*]% of its total revenue from these activities and as of December 31, 2022, the Company had issued loans with an outstanding balance of $184.0 million, comprising only 0.2% of the Company’s total assets, and the fair value of the Company’s crypto asset borrowings were $154.0 million, comprising less than 0.2% of the Company’s total assets. The Company will continue to evaluate its disclosure as it relates to the Company’s activities with respect to lending and borrowing crypto assets in future filings with the Commission to the extent such activities become material.

48.

We note that you own and/or hold crypto assets on behalf of third parties. To the extent material, please explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third parties. State whether there are any encumbrances on the collateral. Discuss whether the recent crypto asset market disruption has affected the value of the underlying collateral.

The Company advises the Staff that the Company owns and/or holds crypto assets on behalf of third parties in connection with its lending and borrowing activities that are described in Comment 47. As noted in Comment 47, such activities are not material to the Company’s business. The Company will continue to evaluate its disclosure as it relates to crypto assets that serve as collateral in connection with its lending and borrowing activities in future filings with the Commission to the extent such arrangements become material.

Our platform may be exploited to facilitate illegal activity such as fraud..., page 115

49.

We note recent news articles discussing fraudulent tokens that were traded on your Base blockchain. Please update your disclosure and describe any potential material adverse effect these events may have on your business, operating results, financial condition, or cash flows. Additionally, identify the steps, if any, you are taking to remedy these breaches, and material changes, if any, that have been made to your processes in light of these events.

The Company advises the Staff that Base is an open source permissionless “Layer 2” (“L2”) protocol built on the Ethereum blockchain that was developed by the Company. Base is similar to a telecommunications network, like the internet, where anyone can create a website or online service. While there can be safeguards and end-point filters (like web browsers warning about insecure sites), the network itself remains fundamentally free and permissionless. Just as telecommunication networks do not pre-vet every website, the open-source nature of L2 platforms allows any token to be deployed. Because of the permissionless nature of Base, the Company does not have direct control over the tokens or projects that choose to build upon or utilize the Base protocol. However, the Company prioritizes end-point compliance (including through OFAC and sanctions-related screenings), security (through Coinbase app-level security measures and the Company’s ability to prevent consumers from interacting with previously identified malicious token addresses), and transparency (through the open source nature of the Base protocol). Because Base was only recently launched publicly, to date, adoption has been limited and revenue from Base has been immaterial (comprising less than [*]% of the Company’s revenue for the nine months ended September 30, 2023), the Company will continue to evaluate its disclosure as it relates to Base in future

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Division of Corporation Finance

October 20, 2023

filings with the Commission to the extent Base becomes material. However, in response to the Staff’s comment, the Company will revise the disclosure beginning with its Form 10-Q for the quarter ended September 30, 2023 to add disclosure substantially similar to the following to the risk factor titled “Our platform may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of our customers use our platform to further such illegal activities, our business could be adversely affected.”: “Base, an open source permissionless L2 protocol built on the Ethereum blockchain developed by us, has been in the past, and may in the future, be a target for scam tokens or other illegal activity. For example, in August 2023, a number of fraudulent tokens were identified and traded on Base blockchain. As we continue to develop Base, and in light of this fraudulent activity, we continue to invest in improving our security processes, including through our in-house blockchain monitoring capabilities, third-party tools for identifying malicious and out of pattern events, and the monitoring of contract source code and bytecode on Base against a database of known scam code patterns. While to date, such illegal or fraudulent activity on Base has not had a material impact on our business, operating results, financial condition, or cash flows, future illegal activity may have an adverse impact on our business, operating results, financial condition or cash flows and our efforts to identify and remedy such illegal or fraudulent activity may not be successful.”

We might require additional capital to support business growth..., page 143

50.

We note your disclosure under this heading that you may issue shares of capital stock, including in the form of blockchain tokens, to your customers in connection with customer reward or loyalty programs. Please disclose whether you have any specific plans to issue blockchain tokens in the near term, and whether you have determined the rights and obligations and mechanics of such an issuance.

The Company advises the Staff that it does not have any specific plans to issue blockchain tokens in the near term, nor has it determined the details or mechanics of such an issuance.

Form 8-K filed January 10, 2023

Item 2.02. Results of Operations and Financial Condition

51.

We note your disclosure that Adjusted EBITDA for the full year ended December 31, 2022 is expected to be within the negative $500 million loss guardrail that the Company provided in the November 3, 2022 Shareholder Letter. Please tell us your consideration of the required non-GAAP prominence disclosures required by Item 10(e)(1)(i) of Regulation S-K for Adjusted EBITDA. Refer to Regulation G and Non-GAAP Financial Measures C&DI Question 102.10.

The Company advises the Staff that the Company has reviewed Item 10(e)(1)(i) of Regulation S-K and Regulation G and Non-GAAP Financial Measures C&DI Question 102.10 and that the Company does not believe its disclosure regarding a loss guardrail represents a non-GAAP financial measure because it did not represent a specific numerical financial measure and was not intended to convey a forward-looking non-GAAP financial measure. Instead, the disclosure was intended to merely note to investors that the Company was expecting Adjusted EBITDA to be within a general and broad Adjusted EBITDA guardrail that the Company was managing to and had previously communicated. The Company further notes that it observed the non-GAAP prominence disclosure requirements with respect to its actual reported Adjusted EBITDA for the year ended December 31, 2022 in its February 21, 2023 Shareholder Letter.

However, to the extent that the Company includes a similar loss guardrail disclosure in future

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filings, the Company advises the Staff that it will either provide the comparable GAAP measure with equal or greater prominence and include a reconciliation as contemplated by Regulation G, or include a statement that such a reconciliation could not be presented without unreasonable efforts consistent with the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K and the Staff’s position set forth in Regulation G and Non-GAAP Financial Measures C&DI Question 102.10(b).

Form 8-K filed May 4, 2023

Item 2.02. Results of Operations and Financial Condition

52.

We note your disclosure on page 5 of your Shareholder Letter that in Q1 subscription and services revenue grew 28% Q/Q to $362 million and that when applying constant Q1 average crypto prices to prior quarters, subscription and services revenue would have grown approximately 24% in Q1 compared to Q4. Please provide the required non-GAAP disclosures for your constant average crypto price measure. Refer to Non-GAAP Financial Measures C&DI Question 104.06, Reg G and Item 10(e) of Regulation S-K.

The Company advises the Staff that it has reviewed Non-GAAP Financial Measures C&DI Question 104.06, Regulation G and Item 10(e) of Regulation S-K and will provide the required non-GAAP disclosures with respect to its constant average crypto price disclosure in future Shareholder Letters beginning with its Shareholder Letter for the quarter ended September 30, 2023.

53.

We note from your Q1 2023 earnings transcript on page 1, that you state you had positive adjusted EBITDA in Q1. We also note that you do not mention your net loss for the quarter until page 3. Please tell us, for both your Q1 and Q2 2023 earnings disclosures, your consideration of the required non-GAAP prominence disclosures required by Item 10(e)(1)(i) of Regulation S-K for Adjusted EBITDA. Refer to Regulation G and Non- GAAP Financial Measures C&DI Question 102.10.

The Company advises the Staff that it has reviewed Item 10(e)(1)(i) of Regulation S-K, Regulation G and Non-GAAP Financial Measures C&DI Question 102.10. The Company notes that the non-GAAP prominence disclosures required by Item 10(e)(1)(i) of Regulation S-K apply when non-GAAP financial measures are included in a filing with the Commission and in earnings materials furnished under Item 2.02 of Form 8-K. The Company’s Q1 2023 and Q2 2023 earnings transcripts have not been filed or furnished with the Commission and therefore the Company respectfully advises the Staff that it does not believe the non-GAAP prominence rules apply to such disclosures. The Company advises the Staff that it will continue to present its non-GAAP financial measures in future materials filed with the Commission or furnished to the Commission pursuant to Item 2.02 of Form 8-K in a manner consistent with the non-GAAP prominence disclosures required by Item 10(e)(1)(i) of Regulation S-K.

*******

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

October 20, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael A. Brown
Michael A. Brown
Partner

FENWICK & WEST LLP

CC:	Brian Armstrong Alesia Haas Paul Grewal, Esq. Molly Abraham, Esq. Coinbase Global, Inc.

Ran Ben-Tzur, Esq. Jennifer Hitchcock, Esq. Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.